As filed with the Securities and Exchange Commission on February 25, 2000

                           Registration No. 333-25289


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (X)
                         PRE-EFFECTIVE AMENDMENT NO. ( )
                                      -----
                       POST-EFFECTIVE AMENDMENT NO. 4 (X)
                                      -----

                                     and/or

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940 ( )

                               Amendment No. 5 (X)
                                      ----
                        (Check appropriate box or boxes)


                        VARIABLE ANNUITY-1 SERIES ACCOUNT
                           (Exact name of Registrant)
                FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                               (Name of Depositor)
                            125 Wolf Road, Suite 110
                             Albany, New York 12205
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (800) 537-2033


                               William T. McCallum
                      President and Chief Executive Officer
                First Great-West Life & Annuity Insurance Company
                             8515 East Orchard Road
                            Englewood, Colorado 80111
                    (Name and Address of Agent for Service)

                                    Copy to:
                              James F. Jorden, Esq.
               Jorden Burt Boros Cicchetti Berenson & Johnson LLP
               1025 Thomas Jefferson Street, N.W., Suite 400 East
                           Washington, D.C. 20007-0805


Title of securities being registered: Flexible Premium Deferred Variable Annuity

It is proposed that this filing will become effective (check appropriate space)

X Immediately upon filing pursuant to paragraph (b) of Rule 485. On May 1, 2000 , pursuant to paragraph (b) of Rule 485.
     60 days after filing pursuant to paragraph (a) of Rule 485.
     On , pursuant to paragraph (a)(i) of Rule 485.
     75 days after filing pursuant to paragraph (a)(ii) of Rule 485. On , pursuant to paragraph (a)(ii) of Rule 485.

If appropriate, check the following:

     This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This post-effective amendment no. 4 to the registration statement on Form N-4 (the "Registration Statement") is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, to supplement the Registration Statement (post-effective amendment no. 3 with a supplement to the prospectus, dated May 1, 1999. This post-effective amendment no. 4 relates only to the supplement filed herein and does not otherwise delete, amend, or supersede any information contained in the Registration Statement, except as expressly provided in the supplement.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                            SCHWAB SELECT ANNUITY(TM)
           Issued by First Great-West Life & Annuity Insurance Company
                        Variable Annuity-1 Series Account
                    Supplement dated February 25, 2000 to the
                    Prospectus for the Schwab Select Annuity
                                dated May 1, 1999

Effective March 1, 2000, the INVESCO VIF-Technology Sub-Account was added as a new investment option under your Contract. As a result, please note the following changes to your prospectus and retain this supplement for future reference.

On Page 1 of the  prospectus,  the  following  should  be  added  to the list of
Portfolios:

         INVESCO VIF-Technology Fund.

On Page 8 under the heading "Portfolio Annual Expenses," please add the following:

Portfolio                                Management       Other      12b-1        Total       Total Fee      Total
                                            fees        expenses1     fees      Portfolio     Waivers1     Portfolio
                                                                                expenses                   expenses
                                                                               before fee                  after fee
                                                                                 waivers                    waivers
INVESCO VIF-Technology Fund                0.75%       0.78%         0.00%        1.53%      0.21%        1.32%

1 For the INVESCO VIF-Technology Fund, certain expenses are being absorbed voluntarily by INVESCO Funds Group, Inc., the Fund's investment adviser, pursuant to a commitment to the Fund. This commitment may be changed at any time following consultation with the board of directors.

On Page 9 under the heading "Fee Examples," please add the following:

If you retain, annuitize or surrender the Contract at the end of the applicable time period, you would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return on assets. This example assumes no Premium Taxes have been assessed.

Investment Division                         1 Year            3 Year            5 Year           10 Year
-------------------                         ------            ------            ------           -------
INVESCO VIF-Technology Fund                 $23               $73               $132             $319

On Page 11 under the heading "INVESCO Variable Investment Funds, Inc.," please add the following:

INVESCO VIF-Technology Fund seeks capital appreciation and normally invests at least 80% of its total assets in equity securities of companies engaged in technology-related industries. These include, but are not limited to, communications, computers, video, electronics, oceanography, office and factory automation, and robotics. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. The Fund's investments are diversified across the technology sector. However, because the investments are limited to a comparatively narrow segment of the economy, the Fund's investments are not as diversified as most mutual funds, and far less diversified than the broad securities markets. This means that the Fund tends to be more volatile than other mutual funds, and the value of its portfolio investments tends to go up and down more rapidly. As a result, the value of a Fund share may rise or fall rapidly.

On Page 29 under the heading "Performance Data," please add the table on the attached page 2.

Because the INVESCO-VIF Technology Sub-Account is a new investment option under your Contract, there is no Sub-Account performance information to report. However, the fund in which the Sub-Account invests has been in existence since May 21, 1997, the fund does have a performance history. Accordingly, the information below illustrates how the Sub-Account would have performed had it been available under your Contract for the time periods shown ended December 31, 1999, using the Portfolio's average annual total return and reflecting the deduction of all fees and charges under your Contract. Please remember that past performance is no guarantee of future results.

Sub-Account                                1          3         5      Since        Inception    Since Inception    Inception
                                          Year      Years     Years    Inception    Date of      of Underlying      Date of
                                                                       of           Sub-Account  Portfolio (if      Underlying
                                                                       Sub-Account               less than 10       Portfolio
                                                                                                 years)
INVESCO VIF-Technology Fund            156.79%     N/A      N/A        N/A          3/1/00       64.13%             5/21/97

Many  equity  securities,   including  technology  stocks  in  particular,  have
experienced significant gains in recent years. There is no assurance that the gains will continue.

On Page 40, the Condensed Financial Information should be deleted entirely and replaced with the following:

                  APPENDIX A - Condensed Financial Information
                      Selected data for accumulation units
               Outstanding through each period ending December 31



                                           American                                                       Dreyfus
                      Alger     Alger      Century   American   Bankers    Bankers              Berger    VIF
                      American  American   VP        Century    Trust      Trust     Baron      IPT       Capital
                      Growth    Small-Cap  Capital   VP         EAFE       Small     Capital    Small     Appreciation
                      Portfolio Portfolio  AppreciatiInternationEquity     Cap       Asset Fund Company      Fund
                                                                Index Fund Index                Growth
                                                                             Fund                 Fund
======================-----------------------------------------------------------------------------------------------

======================
Date Commenced         5/15/97   5/15/97    5/15/97   5/15/97     5/3/99    5/3/99     5/3/99    5/15/97    5/3/99
Operations
======================

======================
1999
======================
 Beginning Unit        $16.70     $13.68    $10.38     $12.25     $10.00    $10.00    $10.00     $12.99     $10.00
Value
======================          =========  ========  =========  =========  ========  ========   ========
                      ========                                                                            =========
 Ending Unit Value     $22.15     $19.45    $16.93     $19.93     $12.00    $11.65    $11.43     $24.65     $10.24
======================                               =========             ========             ========
==============================  =========  ========             =========            ========             =========
 Number of Units      230,184.38 18,224.97  4,280.50  38,390.73    202.32   2,509.50  31,570.23  83,554.33 36,666.42
Outstanding
                                                     =========             ========             ========
==============================  =========  ========             =========            ========             =========
 Net Assets (000's)    $5,098       $355       $72       $765         $2       $29      $361     $2,060       $376
                      ========  =========  ========  =========  =========  ========  ========   ========  =========

======================
1998
======================
 Beginning Unit        $11.37     $11.94    $10.70     $10.40                                    $12.86
Value
======================                               =========
                      ========  =========  ========                                             ========
 Ending Unit Value     $16.70     $13.68    $10.38     $12.25                                    $12.99
======================                               =========
                      ========  =========  ========                                             ========
 Number of Units      157,992.77 19,678.27  3,373.44  14,930.27                                  38,814.23
Outstanding
======================                               =========
==============================  =========  ========                                             ========
 Net Assets (000's)    $2,639       $269       $35       $183                                      $504
                      ========  =========  ========  =========                                  ========

======================
1997
======================
 Beginning Unit        $10.00     $10.00    $10.00     $10.00                                    $10.00
Value
======================                               =========
                      ========  =========  ========                                             ========
 Ending Unit Value     $11.37     $11.94    $10.70     $10.40                                    $12.86
======================                               =========
==============================  =========  ========                                             ========
 Number of Units      31,803.04 8,711.21      0.00   4,712.98                                   17,749.02
Outstanding
                                           ========  =========                                  ========
                      ========  =========
 Net Assets (000's)      $362       $104       $ -        $49                                      $228
==============================  =========  ========  =========                                  ========




                                           Federated                      INVESCO              Janus
                       Dreyfus  Federated  Fund for             INVESCO   VIF        INVESCO   Aspen      Janus
                       VIF      American   U.S.      Federated  VIF High  Industrial VIF       Aggressive Aspen
                       Growth   Leaders    GovernmentUtility    Yield     Income     Total     Growth     Flexible
                       &         Fund II   Securities Fund II   Portfolio Portfolio  Return    Portfolio  Income
                       Income                 II                                     Portfolio            Portfolio
                         Fund
                       ---------------------------------------------------------------------------------------------

                       5/3/99    5/15/97   5/15/97   5/15/97    5/15/97   5/15/97    5/15/97    5/15/97   5/3/99
Date Commenced
Operations

1999                   $10.00    $13.60    $11.36    $13.61     $11.18      $13.35   $12.15    $16.10      $10.00
----
                                ========   =======   =======    =======   =========  =======   =======
                       =======                                                                            ========
 Beginning Unit Value  $10.71    $14.39    $11.19    $13.72     $12.10      $15.20   $11.64    $35.99       $9.96
                       =======  ========   =======   =======    =======   =========  =======   =======    ========
 Ending Unit Value   29,116.61 123,305.45 66,641.48 3,821.33  146,273.87 136,557.41 13,690.83 21,406.15  8,047.56
                       =======  ========   =======   =======    =======   =========  =======   =======    ========
 Number of Units         $312    $1,774      $746       $52     $1,770      $2,076     $159      $770         $80
Outstanding
                       =======  ========   =======   =======    =======   =========  =======   =======    ========
 Net Assets (000's)

1998                             $11.66    $10.64    $12.05     $11.11      $11.68   $11.19    $12.10
----
                                ========   =======   =======    =======   =========  =======   =======
 Beginning Unit Value            $13.60    $11.36    $13.61     $11.18      $13.35   $12.15    $16.10
                                ========   =======   =======    =======   =========  =======   =======
 Ending Unit Value            120,058.09 88,762.96 20,842.24  118,241.11 127,823.11 48,269.37 31,869.72
                                ========   =======   =======    =======   =========  =======   =======
 Number of Units                 $1,633    $1,008      $284     $1,321      $1,707     $586      $513
Outstanding
                                ========   =======   =======    =======   =========  =======   =======
 Net Assets (000's)

1997                             $10.00    $         $10.00     $10.00      $10.00   $10.00    $10.00
----
                                            10.00
                                ========   =======   =======    =======   =========  =======   =======
 Beginning Unit Value            $11.66    $10.64    $12.05     $11.11      $11.68   $11.19    $12.10
                                ========   =======   =======    =======   =========  =======   =======
 Ending Unit Value              67,881.72  32,658.92 309.83     58,930.91 66,563.10  14,507.11 9,781.52
                                ========   =======   =======    =======   =========  =======   =======
 Number of Units                   $792      $347        $4       $655        $777     $162      $118
Outstanding
                                ========   =======   =======    =======   =========  =======   =======
 Net Assets (000's)






                               Janus                                       Montgomery
                      Janus    Aspen      Janus      Lexington  Montgomery Variable                          Safeco
                      Aspen    InternationAspen      Emerging   Variable   Series:   Prudential  Safeco RST  RST
                      Growth   Growth     Worldwide  Markets    Series:    InternationaEquity      Equity    Growth
                      PortfolioPortfolio  Growth        Fund    Growth     Small-Cap  Portfolio   Portfolio  Portfolio
                                          Portfolio                Fund      Fund
                      ---------------------------------------------------------------------------=====================

Date Commenced        5/15/97   5/3/99     5/15/97   5/15/97    5/15/97    5/15/97    5/3/99     5/15/97      5/3/99
Operations

1999
 Beginning Unit        $15.09    $10.00      $13.72     $5.73     $11.95      $8.51     $10.00     $13.86      $10.00
Value
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========
 Ending Unit Value     $21.55    $17.04      $22.37    $12.97     $14.31      $8.79      $9.85     $15.02      $11.44
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========
 Number of Units      235,562.17 43,282.60  234,428.34   853.03   16,395.18      0.00       0.00   77,731.57   19,507.00
Outstanding
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========
 Net Assets (000's)    $5,076      $738      $5,244       $11       $235       $  -       $  -     $1,168        $223
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========

1998
 Beginning Unit        $11.22                $10.73     $8.06     $11.71      $8.80                $11.19
Value
                      ========            ========== =========  =========  =========             =========
 Ending Unit Value     $15.09                $13.72     $5.73     $11.95     $ 8.51               $ 13.86
                      ========            ========== =========  =========  =========             =========
 Number of Units      146,172.46          179,884.07 2,582.22   29,364.46      0.00              81,951.27
Outstanding
                      ========            ========== =========  =========  =========             =========
 Net Assets (000's)    $2,206                $2,468       $15       $351         $-                $1,136
                      ========            ========== =========  =========  =========             =========
                      ========                       =========  =========  =========

1997
 Beginning Unit        $10.00                $10.00    $10.00     $10.00     $10.00                $10.00
Value
                      ========            ========== =========  =========  =========
                      ========            ========== =========  =========  =========             =========
 Ending Unit Value     $11.22                $10.73     $8.06     $11.71      $8.80                $11.19
                      ========            ========== =========  =========  =========
                      ========            ========== =========  =========  =========             =========
 Number of Units      42,289.81           87,156.01  4,677.90   20,245.76    257.15              33,470.59
Outstanding
                      ========            ========== =========  =========  =========
                      ========            ========== =========  =========  =========             =========
 Net Assets (000's)      $474                  $935       $38       $237         $2                 $ 375
                      ========            ========== =========  =========  =========             =========





                      Schwab                                                                              Van Eck
                      MarketTracSchwab                          Scudder    SteinRoe  Strong     Strong    Worldwide
                      Growth    Money      Schwab     Scudder   Growth &   Special   Discovery  VF        Hard
                      Portfolio Market     S&P 500    Capital   Income     Venture    Fund II   Schafer   Assets
                         II     Portfolio  Portfolio  Growth      Fund A     Fund               Value        Fund
                                                       Fund A                                     Fund
                      -----------------------------------------------------------------------------------------------

Date Commenced        5/15/97   5/15/97    5/15/97    5/3/99    5/3/99     5/15/97   5/15/97    5/3/99    5/15/97
Operations

1999
 Beginning Unit        $12.80     $10.69     $14.71    $10.00    $10.00      $9.07     $12.03    $10.00     $6.81
Value
                      ========  =========  =========  ========  ========   ========  =========  ========  ========
 Ending Unit Value     $15.18     $11.11     $17.57    $12.64     $9.36                $12.53     $8.64    $ 8.17
                                                                            $13.32
                      ========  =========  =========  ========  ========   ========  =========  ========  ========
 Number of Units      42,025.42 408,367.17 270,917.40 8,180.65   863.61    4,846.07  4,522.06   9,666.14  1,236.82
Outstanding
                      ========  =========  =========  ========  ========   ========  =========  ========  ========
 Net Assets (000's)      $638     $4,537     $4,759      $103        $8        $65        $57       $84       $10
                      ========  =========  =========  ========  ========   ========  =========  ========  ========

1998
 Beginning Unit        $11.42     $10.27     $11.58                                    $11.31               $9.94
Value                                                                       $11.07
                      ========  =========  =========                       ========  ===========          ========
 Ending Unit Value     $12.80     $10.69     $14.71                          $9.07     $12.03               $6.81
                      ========  =========  =========                       ========  ===========          ========
 Number of Units      46,662.83 241,333.04 221,962.56                      25,964.83 19,282.66            1,236.82
Outstanding
                      ========  =========  =========                       ========  ===========          ========
 Net Assets (000's)      $597     $2,581     $3,264                           $236       $232                  $8
                      ========  =========  =========                       ========  ===========          ========

1997
 Beginning Unit        $10.00     $10.00     $10.00                                    $10.00              $10.00
Value                                                                       $10.00
                      ========  =========  =========                       ========  ===========          ========
                      ========  =========  =========                       ========  ===========          ========
 Ending Unit Value     $11.42     $10.27     $11.58                                    $11.31              $ 9.94
                                                                            $11.07
                      ========  =========  =========                       ========  ===========          ========
                      ========  =========  =========                       ========  ===========          ========
 Number of Units      17,849.53 168,197.49 73,884.33                       27,112.37 24,541.58            1,195.62
Outstanding
                      ========  =========  =========                       ========  ===========          ========
                      ========  =========  =========                       ========  ===========          ========
 Net Assets (000's)      $204     $1,727       $856                           $300       $278                 $12
                      ========  =========  =========                       ========  ===========          ========

                                  Van Kampen American
                                    Capital L.I.T. -
                                  Morgan Stanley Real
                                   Estate Securities
                                       Portfolio
-------------------------------------------------------

----------------------------------
Date Commenced Operations               9/17/97
----------------------------------

----------------------------------
1999
----------------------------------
 Beginning Unit Value                     $ 9.33
----------------------------------
                                     ============
 Ending Unit Value                        $ 8.94
----------------------------------
                                     ============
 Number of Units Outstanding            5,789.35
----------------------------------
----------------------------------   ============
 Net Assets (000's)                          $52
                                     ============

----------------------------------
1998
----------------------------------
 Beginning Unit Value                     $10.56
----------------------------------
                                     ============
 Ending Unit Value                         $9.33
----------------------------------
                                     ============
 Number of Units Outstanding            4,699.89
----------------------------------
----------------------------------   ============
 Net Assets (000's)                          $44
                                     ============

----------------------------------
1997
----------------------------------
 Beginning Unit Value                     $10.00
----------------------------------
                                     ============
 Ending Unit Value                        $10.56
----------------------------------
----------------------------------   ============
 Number of Units Outstanding              273.65
----------------------------------   ============
 Net Assets (000's)                           $3
                                     ============

                        VARIABLE ANNUITY-1 SERIES ACCOUNT


                                 Contracts Under
                            Flexible Premium Deferred
                Combination Variable and Fixed Annuity Contracts


                                    issued by


                First Great-West Life & Annuity Insurance Company
                            125 Wolf Road, Suite 110
                             Albany, New York 12205
                            Telephone: (800) 537-2033






                       STATEMENT OF ADDITIONAL INFORMATION





     This Statement of Additional Information is not a Prospectus and should be read in conjunction with the Prospectus, dated May 1, 1999 and as supplemented on February 25, 2000, which is available without charge by contacting the Schwab Insurance & Annuity Service Center, P.O. Box 7785, San
             Francisco, California 94120-9420 or at 1-800-838-0650.


             The date of this Statement of Additional Information is
                May 1, 1999 as supplemented on February 25, 2000.

                                TABLE OF CONTENTS


                                                                        Page

GENERAL INFORMATION.............................................................................................B-3
FIRST GREAT-WEST LIFE & ANNUITY
  AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT.....................................................................B-3
CALCULATION OF ANNUITY PAYMENTS.................................................................................B-3
POSTPONEMENT OF PAYMENTS........................................................................................B-4
SERVICES........................................................................................................B-4
         - Safekeeping of Series Account Assets.................................................................B-4
         - Experts..............................................................................................B-4
         - Principal Underwriter................................................................................B-5
         - Administrative Services Agreement....................................................................B-5
WITHHOLDING.....................................................................................................B-5
CALCULATION OF PERFORMANCE DATA.................................................................................B-5
FINANCIAL STATEMENTS............................................................................................B-7

                               GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Definitions."

                FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                    AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT

First Great-West Life & Annuity Insurance Company (the "Company"), the issuer of the Contract, is a New York corporation qualified to sell life insurance and annuity contracts in New York and Iowa. It was qualified to do business on May 28, 1997. The Company is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company, a Colorado stock life insurance company, which is an indirect wholly owned subsidiary of The Great-West Life Assurance Company, a stock life insurance company incorporate under the laws of Canada. The Great-West Life Assurance Company is in turn wholly owned by Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is owned 80.9% by Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

         The assets allocated to the Series Account are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Sub-Account may not be insulated from liability associated with another Sub-Account

                         CALCULATION OF ANNUITY PAYMENTS

         A.       Fixed Annuity Options

                  The amount of each annuity payment under a fixed annuity option is fixed and guaranteed by the Company. On the Payment Commencement Date, the Annuity Account Value held in the Fixed Sub-Account(s), with a Market Value Adjustment, if applicable, less Premium Tax, if any, is computed and that portion of the Annuity Account Value which will be applied to the fixed annuity option selected is determined. The amount of the first monthly payment under the fixed annuity option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply to the annuity option selected. The dollar amounts of any fixed annuity payments will not vary during the entire period of annuity payments and are determined according to the provisions of the annuity option selected.

         B.       Variable Annuity Options

                  To the extent a variable annuity option has been selected, the Company converts the Accumulation Units for each Sub-Account held by you into Annuity Units at their values determined as of the end of the Valuation Period which contains the Payment Commencement Date. The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first monthly payment by the Sub-Account's Annuity Unit Value on the fifth Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Sub-Account remains fixed during the annuity payment period.

                  The first payment under a variable annuity payment option will be based on the value of each Sub-Account on the fifth Valuation Date preceding the Payment Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the Payment Option. Payments after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the fifth Valuation Date preceding the date the annuity payment is due. The total amount of each Variable Annuity Payment will be the sum of the Variable Annuity Payments for each Variable Sub-Account.

                            POSTPONEMENT OF PAYMENTS

                  With respect to amounts allocated to the Series Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by the Schwab Insurance & Annuity Service Center. However, the determination, application or payment of any death benefit, Transfer, full surrender, partial withdrawal or annuity payment may be deferred to the extent dependent on Accumulation or Annuity Unit Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for the Company to determine the investment experience, of such Accumulation or Annuity Units or for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

                                    SERVICES

         A.       Safekeeping of Series Account Assets

                  The assets of Variable Annuity-1 Series Account (the "Series Account") are held by First Great-West Life & Annuity Insurance Company ("First GWL&A"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of First GWL&A. First GWL&A maintains records of all purchases and redemptions of shares of the underlying funds. Additional protection for the assets of the Series Account is afforded by blanket fidelity bonds issued to The Great-West Life Assurance Company in the amount of $50 million (Canadian), which covers all officers and employees of First GWL&A.

         B.       Experts

                  The accounting firm of Deloitte & Touche LLP performs certain accounting and auditing services for First GWL&A and the Series Account. The principal business address of Deloitte & Touche LLP is 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202.

                  The financial statements of First GWL&A at December 31, 1998 and 1999 included in the prospectus and the financial statements of Variable Annuity-1 Series Account for the years ended December 31, 1998 and 1999 included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing therein and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         C.       Principal Underwriter

     The offering of the Contracts is made on a continuous basis by Charles Schwab & Co., Inc. ("Schwab"). Schwab is a California corporation and is a member of the National Association of Securities Dealers ("NASD"). The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety.

         D.       Administrative Services Agreement

         First GWL&A and Great-West Life & Annuity Insurance Company ("GWL&A") have entered into an Administrative Services Agreement dated May 15, 1997. Pursuant to the agreement, GWL&A performs certain corporate support services, investment services and other back office administrative services for First GWL&A. In addition, certain of GWL&A's property, equipment, personnel and facilities are made available for First GWL&A for its operations. All charges for services and use of facilities to the extent practicable reflect actual costs, and are intended to be in accordance with New York Insurance Laws.

                                   WITHHOLDING

                  Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

                  Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States and, with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.


                         CALCULATION OF PERFORMANCE DATA

A.       Yield and Effective Yield Quotations for the Money Market Sub-Account
         ---------------------------------------------------------------------

         The yield quotation for the Money Market Sub-Account will be for the seven-day period and is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent.

         The effective yield quotation for the Money Market Sub-Account will be for the seven-day period and is carried to the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               EFFECTIVE YIELD = [(BASE PERIOD RETURN +1)365/7]-1.

         For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Participant accounts in proportion to the length of the base period, and for any fees that vary with the size of the account, the account size is assumed to be the Money Market Sub-Account's mean account size. The specific percentage applicable to a particular withdrawal would depend on a number of factors including the length of time the Contract Owner has participated under the Contracts. (See "Charges and Deductions" on page 17 of the Prospectus.) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Sub-Account and the Fund are excluded from the calculation of yield.


B.       Total Return and Yield Quotations for All Sub-Accounts
         (Other than Money Market)
         -----------------------------------------------------------------------

         The total return quotations for all Sub-Accounts, other than the Money Market, will be average annual total return quotations for the one-year period. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                  P(1+T)n = ERV

         Where:            P =      a hypothetical initial payment of $1,000
                           T =      average annual total return
                           N =      number of years
                           ERV      = ending  redeemable value of a hypothetical
                                    $1,000  payment made at the beginning of the
                                    particular   period   at  the   end  of  the
                                    particular period

For purposes of the total return quotations for these Sub-Accounts, the calculations take into effect all fees that are charged to the Contract Value , and for any fees that vary with the size of the account, the account size is assumed to be the respective Sub-Accounts' mean account size. The calculations also assume a complete redemption as of the end of the particular period.

         The yield quotations for these Sub-Accounts set forth in the Prospectus are based on the thirty-day period ended on December 31, 1998, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                           YIELD = 2[((a-b)cd +1)6 -1]

Where: a = net investment income earned during the period by the corresponding portfolio of the Fund attributable to shares owned by the Sub-Account.

b = expenses accrued for the period (net of reimbursements).

c = the average daily number of Accumulation Units outstanding during the period.

d = the maximum offering price per Accumulation Unit on the last day of the period.


For purposes of the yield quotations for these Sub-Accounts, the calculations take into effect all fees that are charged to the Contract Value, and for any fees that vary with the size of the account, the account size is assumed to be the respective Sub-Accounts' mean account size.

                              FINANCIAL STATEMENTS

         The financial statements of First GWL&A as contained in the prospectus should be considered only as bearing upon First GWL&A's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interest of Contract Owners under the Contracts are affected solely by the investment results of the Series Account.

                        VARIABLE ANNUITY-1 SERIES ACCOUNT

                              Financial Statements

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Contract Owners of
    Variable Annuity-1 Series Account of
    First Great-West Life & Annuity Insurance Company

We have audited the accompanying statement of assets and liabilities of Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company (the "Series Account") as of December 31, 1999, and the related statements of operations for the year then ended, by investment division, and the statements of changes in net assets for each of the two years in the period then ended, by investment division. These financial statements are the responsibility of the Series Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company as of December 31, 1999, the results of its operations for the year then ended, by investment division, and the changes in its net assets for each of the two years in the period then ended, by investment division, in conformity with generally accepted accounting principles.









February 22, 2000

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
FIRST GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1999
---------------------------------------------------------------------------------------------

ASSETS
Investments in underlying                                        Shares    Cost      Value
                                                                 ------    -----     -----
funds:

Alger American Fund             American Growth Portfolio                           $
                                                                  79,222 $4,136,991  5,100,291
Alger American Fund             American Small-Cap Portfolio
                                                                   6,431   278,349   354,690
American Century VP Funds       VP Capital Appreciation
                                                                   4,885    44,221    72,491
American Century VP Funds       VP International
                                                                  61,233   517,382   765,407
Bankers Trust Funds             EAFE Equity Index Fund
                                                                     179     2,195     2,429
Bankers Trust Funds             Small Cap Index Fund
                                                                   2,519    27,347    29,243
Baron Funds                     Capital Asset Fund
                                                                  20,317   315,242   361,134
Berger Funds                    IPT Small Company Growth Fund
                                                                  87,447 1,542,370 2,055,873
Dreyfus Family of Funds         VIF Capital Appreciation Fund
                                                                   9,424   355,308   375,717
Dreyfus Family of Funds         VIF Growth & Income Fund
                                                                  12,243   301,031   311,947
Federated Services Company      American Leaders Fund II
                                                                  85,239 1,759,067 1,774,682
Federated Services Company      Fund for U.S. Government
                                Securities II                     70,665   772,150   746,223
Federated Services Company      Utility Fund II
                                                                   3,656    52,674    52,466
INVESCO Variable Investment     High Yield Portfolio
Funds                                                            153,851 1,826,685 1,770,827
INVESCO Variable Investment     Industrial Income Portfolio
Funds                                                             98,855 1,852,169 2,076,951
INVESCO Variable Investment     Total Return Portfolio
Funds                                                             10,230   167,688   159,380
Janus Aspen Funds               Aggressive Growth Portfolio
                                                                  12,913   446,954   770,757
Janus Aspen Funds               Flexible Income Portfolio
                                                                   7,018    82,097    80,147
Janus Aspen Funds               Growth Portfolio
                                                                 150,898 3,835,048 5,077,733
Janus Aspen Funds               International Growth Portfolio
                                                                  19,084   544,415   737,984
Janus Aspen Funds               Worldwide Growth Portfolio
                                                                 109,874 3,465,116 5,246,504
Lexington Management Corp       Emerging Markets Fund
                                                                     865     6,395    11,082
Montgomery Funds                Variable Series Growth Fund
                                                                  12,763   221,504   234,706
Safeco                          RST Equity Portfolio
                                                                  37,662 1,179,744 1,168,266
Safeco                          RST Growth Portfolio
                                                                   9,921   202,360   223,215
Schwab                          MarketTrack Growth Portfolio II
                                                                  40,324   553,855   638,329
Schwab                          Money Market Portfolio
                                                                4,538,578 4,538,578 4,538,578
Schwab                          S&P 500 Portfolio
                                                                 224,158 3,986,659 4,765,593
Scudder Funds                   Capital Growth Fund A
                                                                   3,552    85,866   103,477
Scudder Funds                   Growth & Income Fund A
                                                                     738     8,460     8,089
SteinRoe Funds                  Special Venture Fund
                                                                   3,203    45,110    64,595
Strong Capital Mgmt Inc.        Discovery Fund II
                                                                   4,983    49,914    56,701
Strong Capital Mgmt Inc.        VF Schafer Value Fund
                                                                   9,163    91,823    83,571
Van Eck Investment Trust        Worldwide Hard Assets Fund           923
                                                                             9,500    10,119
Van Kampen American Capital     Morgan Stanley Real Estate
L.I.T.                          Securities Portfolio               4,185   53,466    51,767
                                                                           -------   ------

Total Investments
                                                                         $33,357,7339,880,964

Other assets and liabilities:
Due to First Great-West Life & Annuity Insurance Company
                                                                                    (16,067)

NET ASSETS APPLICABLE TO OUTSTANDING UNITS OF CAPITAL (Note 4)
                                                                                   $39,864,897





VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER  31, 1999
---------------------------------------
                                       ----------------------------------------------------------------------------------



                                        Alger      Alger       American                 Bankers    Bankers
                                       American    American   Century VP   American   Trust       Trust         Baron
                                       Growth      Small-Cap    Capital   Century VP  EAFE        Small Cap    Capital
                                       Portfolio   Portfolio  AppreciationInternationaEquity     Index Fund  Asset Fund
                                                                                      Index
                                                                                         Fund
                                       Investment Investment  Investment  Investment  Investment Investment  Investment
                                        Division   Division    Division    Division    Division   Division    Division
                                       ----------------------------------------------------------------------------------

INVESTMENT INCOME                       $          $                                   $           $  1,200   $
                                          306,478     36,650  $           $                 111                   2,398
                                                                      -            -

EXPENSES - mortality and expense                                                                        152       1,230
                                       -------    ------      ----------  ------      --------    ---------- ----------
risks: (Note 3)                            31,454      2,385        562        3,007        188
                                           -------     ------       ----       ------       ---

NET INVESTMENT INCOME (LOSS)                          34,265                  (3,007)                 1,048       1,168
                                       -----      ----------- --------    ----------- --------     ---------  ---------
                                          275,024                  (562)                    (77)
                                          --------                 -----                    ----

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on             268,946
investments                                           29,637      6,666       40,935      8,617        (693)        (87)

  Net change in unrealized
appreciation
   (depreciation) on investments                      38,406                 230,904        234       1,896      45,892
                                       -----      ----------- -----       ----------- ----------   ---------   --------
                                          523,035                25,170
                                          --------               ------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:                              68,043     31,836      271,839      8,851       1,203      45,805
                                       -----      ----------- ----------  -----------   --------   ---------   --------
                                          791,981

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS     $1,067,005   $102,308    $31,274     $268,832    $ 8,774      $2,251     $46,973
                                       ===========  =========   ========    =========   ========     =======    =======








VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
 YEAR ENDED DECEMBER  31, 1999
-------------------------------------------------------------------------------------------------------------------------
                                        Berger     Dreyfus                 Federated                          INVESCO
                                       IPT Small      VIF      Dreyfus     American   Federated   Federated   VIF High
                                       Company      Capital   VIF Growth    Leaders   Fund for     Utility      Yield
                                       Growth     Appreciation & Income     Fund II   U.S.         Fund II    Portfolio
                                          Fund       Fund        Fund                 Government
                                                                                      Securities
                                                                                          II
                                       Investment Investment  Investment  Investment  Investment Investment  Investment
                                        Division   Division    Division    Division    Division   Division    Division
                                       ----------------------------------------------------------------------------------

INVESTMENT INCOME                                   $ 3,527      $10,390    $158,907    $ 61,564    $9,494      $118,820
                                       $
                                               -

EXPENSES - mortality and expense                      1,697        1,266      14,884                 1,000
                                       -------     ---------  -----------  ---------- -----         ------
risks: (Note 3)                            4,874                                           7,216                  13,395
                                           ------                                          ------                 ------

NET INVESTMENT INCOME (LOSS)                          1,830        9,124     144,023                 8,494       105,425
                                       ------      ---------  -----------  ---------- ----         --------   ----------
                                          (4,874)                                         54,348
                                          -------                                         ------

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on             80,632                              36,499                11,373
investments                                             771         (335)                (26,793)                (87,437)

  Net change in unrealized
appreciation
   (depreciation) on investments                     20,409       10,916    (103,725)              (19,754)      103,983
                                       ----        ---------  -----------  ---------- ---         ---------   ----------
                                         482,984                                         (39,461)
                                         --------                                        --------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:                             21,180       10,581     (67,226)               (8,381)
                                       ---        ----------  -----------  ---------- ---        ----------
                                         563,616                                         (66,254)                 16,546
                                         --------                                        --------                 ------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS      $558,742    $23,010      $19,705    $ 76,797    $(11,906) $    113      $121,971
                                       ==========  =========    =========  ==========  ====================    =========








VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
 YEAR ENDED DECEMBER  31, 1999
-------------------------------------------------------------------------------------------------------------------------
                                        INVESCO    INVESCO     Janus       Janus                  Janus       Janus
                                       VIF         VIF Total     Aspen       Aspen     Janus        Aspen       Aspen
                                       Industrial   Return    Aggressive   Flexible   Aspen      InternationalWorldwide
                                       Income      Portfolio    Growth      Income    Growth       Growth      Growth
                                       Portfolio               Portfolio   Portfolio  Portfolio   Portfolio   Portfolio
                                       Investment Investment  Investment  Investment  Investment Investment  Investment
                                        Division   Division    Division    Division    Division   Division    Division
                                       ----------------------------------------------------------------------------------

INVESTMENT INCOME                       $           $  4,338   $  19,920     $ 3,371   $          $           $
                                           35,744                                         25,651       251        5,349

EXPENSES - mortality and expense                       3,348
                                       -----      ----------
risks: (Note 3)                            16,328                  5,303         229      29,164     1,278       27,098
                                           -------                 ------        ----     -------    ------      ------

NET INVESTMENT INCOME (LOSS)                                      14,617       3,142
                                       -----      --------    ----------- ----------
                                           19,416        990                              (3,513)   (1,027)     (21,749)
                                           -------       ----                             -------   -------     --------

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on              42,506     26,832     217,196                            33,666      328,017
investments                                                                      (58)    412,810

  Net change in unrealized
appreciation
   (depreciation) on investments                     (11,643)    230,457      (1,950)               193,569
                                       ---        ----------- ----------- ----------- ------     ----------
                                          172,620                                        909,372              1,541,747
                                          --------                                       --------             ---------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:                              15,189     447,653      (2,008)               227,235
                                       ---        -----------  ---------- ----------- ---        ----------
                                          215,126                                      1,322,182              1,869,764
                                          --------                                     ----------             ---------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS       $234,542   $ 16,179    $462,270     $ 1,134  $1,318,669  $226,208   $1,848,015
                                         ========  ==========  ==========   ========= =====================  ==========








VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
 YEAR ENDED DECEMBER  31, 1999
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Schwab
                                                  Montgomery   Safeco      Safeco     MarketTrack Schwab
                                       Lexington   Variable   RST Equity  RST Growth  Growth        Money     Schwab
                                       Emerging     Series:    Portfolio   Portfolio  Portfolio    Market      S&P 500
                                       Markets      Growth                                II      Portfolio   Portfolio
                                          Fund       Fund
                                       Investment Investment  Investment  Investment  Investment Investment  Investment
                                        Division   Division    Division    Division    Division   Division    Division
                                       ----------------------------------------------------------------------------------

INVESTMENT INCOME                       $          $   2,250   $           $            $ 44,397  $199,543    $
                                               34                62,017            -                             39,580

EXPENSES - mortality and expense              222      2,510                               4,981
                                        ---------- ---------- -----       --------     ---------
risks: (Note 3)                                                  11,406          385                36,397       36,984
                                                                 -------         ----               -------      ------

NET INVESTMENT INCOME (LOSS)                 (188)      (260)                   (385)     39,416   163,146
                                        --------------------- -----       -----------   ------------------
                                                                 50,611                                           2,596
                                                                 -------                                          -----

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on                                   121,904                                         381,532
investments                                (4,710)    40,081                  (1,158)     17,208         -

  Net change in unrealized
appreciation
   (depreciation) on investments           10,596     22,596                  20,855      46,174                372,141
                                          --------  --------- ----          ---------  ---------------------- ---------
                                                                (85,448)                                -
                                                                --------                                -

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:                    5,886     62,677     36,456       19,697                            753,673
                                         ---------  --------- ----------     -------- ----       ------------ ---------
                                                                                          63,382        -

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS         $5,698    $62,417    $87,067      $19,312    $102,798  $163,146     $756,269
                                           =======   ========   ========     ========   ========= =========    ========








VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
 YEAR ENDED DECEMBER  31, 1999
-------------------------------------------------------------------------------------------------------------------------

                                                                                                             Van Kampen
                                                                                                              American
                                                                                                              Capital
                                                                                                  Van Eck     L.I.T. -
                                                    Scudder     SteinRoe   Strong      Strong    Worldwide     Morgan
                                        Scudder     Growth &   Special     Discovery  VF         Hard         Stanley
                                         Capital     Income    Venture      Fund II   Schafer    Assets     Real Estate
                                         Growth      Fund A       Fund                Value         Fund     Securities
                                         Fund A                                          Fund                Portfolio
                                       Investment  Investment  Investment Investment  Investment             Investment
                                        Division    Division    Division   Division    Division  Investment   Division
                                                                                                  Division
                                       ----------------------------------------------------------------------------------

INVESTMENT INCOME                                   $           $          $  29,291   $          $             $3,870
                                       $                  -            -                   3,270       128
                                                -

EXPENSES - mortality and expense                           35        758                                           368
                                       ----------  -----------  --------- -------     --------   ---------    --------
risks: (Note 3)                               412                              1,069         262       120
                                              ----                             ------        ----      ---

NET INVESTMENT INCOME (LOSS)                              (35)      (758)                                        3,502
                                       --------    -----------  --------- -----       -----      ------------- -------
                                             (412)                            28,222       3,008         8
                                             -----                            -------      ------        -

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on               3,855      (230)     (53,464)    (40,058)     (3,352)     (697)        130
investments

  Net change in unrealized
appreciation
   (depreciation) on investments                       (371)      71,731                                        (1,522)
                                       -----       ---------    --------- -----       ----       -----        ---------
                                           17,611                             (1,202)     (8,252)    3,966
                                           -------                            -------     -------    -----

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:                   21,466      (601)      18,267     (41,260)    (11,604)    3,269      (1,392)
                                       ----------- ---------    ---------  ----------  --------------------   ---------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS        $21,054     $(636)     $17,509    $(13,038)    $(8,596)   $3,277      $2,110
                                          ========   =======     ========   =========    ========  ========    =======







VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
 YEAR ENDED DECEMBER  31, 1999
-----------------------------------------------------
                                           Total
                                         Variable
                                        Annuity - 1
                                          Series
                                          Account
                                       --------------


INVESTMENT INCOME                       $1,188,543

EXPENSES - mortality and expense           261,967
                                       -----------
risks: (Note 3)

NET INVESTMENT INCOME (LOSS)               926,576
                                       -----------

NET REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) on
investments                              1,890,741

  Net change in unrealized
appreciation
   (depreciation) on investments         4,823,936
                                       -----------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS:                 6,714,677
                                       -----------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS      $7,641,253
                                        ==========








VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------

                                Alger American     Alger American   American Century   American Century    Bankers Trust
                               Growth Portfolio      Small-Cap         VP Capital      VP International  EAFE Equity Index
                                                     Portfolio        Appreciation                              Fund
                                  Investment        Investment         Investment        Investment         Investment
                                   Division           Division          Division           Division           Division
                                 1999     1998     1999      1998     1999     1998      1999     1998     1999     1998
                                 ----     ----     ----      ----     ----     ----      ----     ----     ----     ----
                                                                                                           (1)
FROM OPERATIONS:
Net investment income (loss)   $        $        $ 34,265  $        $        $         $        $        $        $
                                 275,024 115,918             21,000     (562)   6,642   (3,007)    2,499      (77)       -
Net realized gain (loss) on      268,946   9,177   29,637              6,666  (21,459)  40,935              8,617        -
investments                                                 (16,642)                             (11,631)
Net change in unrealized
appreciation (depreciation)    ___523,035__442,962__38,406  __39,845  _25,170  __3,100  _230,904  _17,376    __234  _____-
                               --------------------------- --------- -------- -------- --------- --------   ------ ------
in investments

Increase (decrease) in net
assets resulting from                   __568,057 102,308  __44,203  _31,274 _(11,717) _268,832  __8,244   _8,774  _____-
                               -        ------------------ --------- ----------------- --------- --------  ------- ------
operations                     _1,067,005
                               ----------

FROM UNIT TRANSACTIONS:

Purchase payments                118,788 114,014    2,752    71,436   33,848    3,760    6,283       669        -        -

Redemptions                                        (2,113)   (1,095)      (3)       -   (7,162)        -        -        -
                                 (37,405)(21,625)

Net transfers                  _1,311,221 1,616,422 (17,591) __50,617           _42,961  _314,242 _124,970   (6,346) _____-
                               --------------------------- ----------         -------- ------------------ -------- ------
                                                                        (27,660)

Increase (decrease) in net
assets resulting from unit    1,392,604 1,708,811_(16,952) _120,958  __6,185  _46,721  _313,363 _125,639  _(6,346) _____-
                               --------------------------- --------- -------- -------  ------------------ -------- ------
transactions

INCREASE (DECREASE) IN NET    2,459,609 2,276,868  85,356   165,161   37,459   35,004  582,195   133,883    2,428        -
ASSETS

NET ASSETS:
 Beginning of period          2,638,599 __361,731_269,193   104,032  _35,004       -   _182,920 __49,037  _____-  _______-
                               --       ------------------  -------- --------      --  ------------------ ------- --------

 End of period               $5,098,208 $2,638,599 $354,549  $269,193  $72,463  $35,004  $765,115 $182,920   $2,428  $
                               =========================== ========= ======== ======== ==================  ========
                                                                                                                        -


                                (1)  The Investment Division commenced
                               operations on May 3, 1999.
                                (2) The Investment Division ceased operations in December 1998.
See notes to financial statements.







VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------


                                   Bankers Trust                      Berger IPT Small     Dreyfus VIF    Dreyfus VIF Growth
                                  Small-Cap Index    Baron Capital     Company Growth        Capital         & Income Fund
                                       Fund           Asset Fund            Fund        Appreciation Fund
                                    Investment        Investment        Investment         Investment     Investment Division
                                     Division          Division           Division          Division
                                   1999     1998     1999     1998     1999      1998     1999     1998     1999      1998
                                   ----     ----     ----     ----     ----      ----     ----     ----     ----      ----
                                   (1)                (1)                                  (1)               (1)
FROM OPERATIONS:
Net investment income (loss)   $        $         $        $        $        $        $         $       $  9,124  $
                                   1,048       -    1,168         -  (4,874)   (2,499)  1,830          -                 -
Net realized gain (loss) on         (693)      -      (87)        -  80,632    (7,473)    771          -    (335)        -
investments
Net change in unrealized
appreciation (depreciation)        1,896 _____-    45,892   _____-  482,984    11,582  20,409    _____-  _10,916   _____-
                                   -------------   -------  ------- --------   ------- -------   ------- --------  ------
in investments

Increase (decrease) in net
assets resulting from              2,251 _____-    46,973   _____-  558,742     1,610  23,010    _____-  _19,705   _____-
                                   -------------   -------  ------- --------    ------ -------   ------- --------  ------
operations

FROM UNIT TRANSACTIONS:

Purchase payments                      -       -       96         -   4,336    60,879  17,985          -   7,335         -

Redemptions                            -       -        -         - (19,910)   (5,074)      -          -       -         -

Net transfers                     26,980 _____-   313,922   _____- 1,012,696  218,427 _334,564   _____- _284,783   _____-
                                  --------------  --------  ----------------- -----------------  ----------------  ------

Increase (decrease) in net
assets resulting from unit        26,980 _____-   314,018   _____-  997,122   274,232 _352,549   _____- _292,118   _____-
                                  --------------  --------  ------- --------  -----------------  ----------------  ------
transactions

INCREASE (DECREASE) IN NET        29,231       -  360,991         -1,555,864  275,842 375,559          - 311,823         -
ASSETS

NET ASSETS:
 Beginning of period              _____-__       __ ____-  ___      504,078   228,236 ___ ___-  __      ___ ___-  ____ __-
                                 ----------      --------- ----     --------  ----------------- ---     --------- --------
                                          ____-               ___-                                ____-
                                          ------              -----                               -----
 End of period                   $29,231$        $360,991  $       $2,059,942$        $375,559  $       $311,823  $
                                 ========================= ====================       ========= ================= =
                                              -                  -            504,078                 -                 -
                                              ==                 ==           ========                ==                =


                                (1)  The Investment Division commenced
                               operations on May 3, 1999.
                                (2) The Investment Division ceased operations in December 1998.
See notes to financial statements.





VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------

                                   Federated      Federated Fund                       INVESCO VIF High     INVESCO VIF
                               American Leaders      for U.S.                          Yield Portfolio   Industrial Income
                                    Fund II         Government     Federated Utility                         Portfolio
                                                   Securities II        Fund II
                                  Investment        Investment        Investment         Investment         Investment
                                   Division          Division           Division           Division           Division
                                 1999     1998     1999     1998     1999      1998     1999      1998     1999     1998
                                 ----     ----     ----     ----     ----      ----     ----      ----     ----     ----

FROM OPERATIONS:
Net investment income (loss)   $        $        $         $       $         $        $         $        $        $
                                 144,023  59,566   54,348     1,444   8,494      (301) 105,425   129,872   19,416   76,272
Net realized gain (loss) on       36,499  19,356  (26,793)   29,183  11,373    (1,100) (87,437)   (8,898)  42,506    4,821
investments
Net change in unrealized
appreciation (depreciation)               93,032  (39,461)
                               ----       ------- --------
in investments                  (103,725)                     6,387 (19,754)   19,115  103,983  (129,609) 172,620   81,609
                                ---------                     --------------   ------- -------- --------- --------  ------

Increase (decrease) in net
assets resulting from                    171,954  (11,906)              113
                               -------   -------- -------- ---          ---
operations                        76,797                     37,014            17,714  121,971    (8,635) 234,542  162,702
                                  -------                    -------           ------- --------   ------- -------- -------

FROM UNIT TRANSACTIONS:

Purchase payments                 10,221 256,413   91,941   217,330      57    10,536   15,550   121,441   27,165  295,628

Redemptions                       (8,097)    (68) (75,176)             (733)           (47,529)                     (5,057)
                                                            (87,215)          (49,765)           (14,956) (19,275)

Net transfers
                                  61,936 413,117 (266,993)  493,481 (230,683)  301,473  358,604   568,691  127,077  475,807
                                  ------------------------  ----------------  -------- --------  -------  -------- -------


Increase (decrease) in net
assets resulting from unit               669,462 (250,228)
                               -------   -----------------
transactions                    64,060                      623,596 (231,359)  262,244  326,625   675,176  134,967  766,378
                                -------                     ----------------  -------- --------  -------- -------- -------



INCREASE (DECREASE) IN NET       140,857 841,416            660,610           279,958  448,596   666,541  369,509  929,080
ASSETS                                           (262,134)         (231,246)


NET ASSETS:
 Beginning of period                             1,008,052
                               ---      ----     ---------
                               1,633,097 791,681            347,442 283,690     3,732 1,321,493  654,952 1,706,575 777,495
                               --------- --------           ----------------    ---------------- -------------------------


 End of period                          $1,633,09$         $1,008,052        $283,690 $1,770,089 $1,321,493 $2,076,084 $1,706,575
                               =        ============       ===========       ===================  ========= ==========   =======
                               $1,773,954         745,918            52,444
                               ===========        ========           ======


                                (1)  The Investment Division commenced
                               operations on May 3, 1999.
                                (2) The Investment Division ceased operations in December 1998.
See notes to financial statements.







VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------

                                  INVESCO VIF       Janus Aspen        Janus Aspen        Janus Aspen        Janus Aspen
                                 Total Return    Aggressive Growth   Flexible Income    Growth Portfolio    International
                                   Portfolio         Portfolio             Fund                              Growth Fund
                                  Investment        Investment         Investment         Investment         Investment
                                   Division           Division           Division           Division          Division
                                 1999     1998     1999      1998     1999     1998      1999     1998      1999     1998
                                 ----     ----     ----      ----     ----     ----      ----     ----      ----     ----
                                                                                (1)                                  (1)
FROM OPERATIONS:
Net investment income (loss)            $        $         $        $        $         $        $         $        $
                               $ 990      21,459   14,617    (2,085)   3,142        -    (3,513)  62,784    (1,027)      -



Net realized gain (loss) on      26,832    2,804  217,196    21,590      (58)       -   412,810   19,280    33,666       -
investments
Net change in unrealized
appreciation (depreciation)                                __88,568   (1,950) _____-    909,372  340,736           _____-
                               -        ---      --        --------- -------- -------   -------- -------- --       ------
in investments                  (11,643)   2,603  230,457                                                  193,569
                                --------   ------ --------                                                 -------

Increase (decrease) in net
assets resulting from                                      _108,073    1,134  _____-   1,318,669   422,800           _____-
                               --       ---      --        ---------   ------ -------  ---------  -------- --       ------
operations                       16,179   26,866  462,270                                                  226,208
                                 -------  ------- --------                                                 -------

FROM UNIT TRANSACTIONS:

Purchase payments                15,587  118,548    6,518    11,660      325        -   210,295  313,250     2,466       -

Redemptions                        (535)                -         -     (893)       -            (10,528)        -       -
                                         (45,680)                                       (28,216)

Net transfers                            324,383            275,115   79,548  _____-   1,368,935  1,006,018  509,034 _____-
                               -         ---------          --------  ------- -------  ---------  ---------- --------------
                               (458,329)         (211,493)



Increase (decrease) in net
assets resulting from unit                       (204,975)            78,980  _____-   1,551,014  1,308,740
                               -        --       --------- --         ------- -------  ----------  --------
transactions                   (443,277) 397,251            286,775                                        511,500   ___-
                               --------- --------           --------                                       --------  ----



INCREASE (DECREASE) IN NET               424,117  257,295   394,848   80,114        -  2,869,683  1,731,540  737,708       -
ASSETS                         (427,098)



NET ASSETS:
 Beginning of period                                                         __ ____-
                               ---      --       --        --       -----------------
                                586,412  162,295  513,156   118,308       -            2,205,991   474,451        -  _____-
                                -------- -------- --------  --------      --           ----------  --------       -- ------


 End of period                 $159,314 $586,412 $770,451  $513,156 $        $       $5,075,674  $2,205,991  $737,708 $
                               =========================== ===========       =======================================
                                                                      80,114       -                               -
                                                                      =======      ==                              =


                                (1)  The Investment Division commenced operations on May
                               3, 1999.
                                (2)  The Investment Division ceased operations in
                                 December 1998.
See notes to financial statements.







VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------

                                                                                              Montgomery
                                   Janus Aspen          Lexington          Montgomery          Variable       Prudential
                                 Worldwide Growth    Emerging Markets       Variable           Series:          Equity
                                    Portfolio              Fund        Series: Growth Fund  International      Portfolio
                                                                                            Small-Cap Fund
                               Investment Division     Investment      Investment Division   Investment       Investment
                                                         Division                              Division        Division
                                  1999      1998      1999     1998      1999      1998     1999     1998    1999    1998
                                  ----      ----      ----     ----      ----      ----     ----     ----    ----    ----
                                                                                                     (2)      (1)
FROM OPERATIONS:
Net investment income (loss)   $          $         $        $  2,121  $         $         $       $        $       $
                                (21,749)    54,821      (188)              (260)      (234)      -       25        -     -


Net realized gain (loss) on     328,017     49,687    (4,710) (13,744)   40,081    (28,953)      -     (833)       -     -
investments
Net change in unrealized
appreciation (depreciation)                           10,596                               _____-            _____- _____-
                               -          ----       --------------    ----      -------   ------- -----     -------------
in investments                 1,541,747   245,671                337    22,596      8,907              715
                               ----------  --------               ----   -------     ------             ---



Increase (decrease) in net
assets resulting from                                         (11,286)                     _____-            _____- _____-
                               -          ----      ---      --------- ----      ---       ------- ------    -------------
operations                     1,848,015   350,179     5,698             62,417    (20,280)             (93)
                               ----------  --------    ------            -------   --------             ----



FROM UNIT TRANSACTIONS:

Purchase payments                92,228    311,034       141    1,211    11,888      5,345       -    2,743        -     -


Redemptions                     (52,701)   (15,501)        -      (37)   (2,135)    (1,453)      -        -        -     -



Net transfers                                                 (12,766)                     _____-    (4,914) _____- _____-
                               ----       ----      --       --------- -         ----      -------  -------- -------------
                                889,190    886,730    (9,577)          (188,381)   130,188
                                --------   --------   -------          ---------   -------



Increase (decrease) in net
assets resulting from unit                                                                 _____-    (2,171)        _____-
                               ----       --        ---      --        ---       ----      -------  ------------    ------
transactions                    928,717   1,182,263   (9,436) (11,592) (178,628)   134,080                     ___-
                                --------  ----------  ------- -------- ---------   --------                    ----


INCREASE (DECREASE) IN NET     2,776,732  1,532,442   (3,738) (22,878)             113,800       -   (2,264)       -     -
ASSETS                                                                 (116,211)


NET ASSETS:
 Beginning of period                                           37,684                      ______-    2,264 __      _______-
                               --         -----     --       --------- --        --        -------- -----------     --------
                               2,467,741   935,299    14,806            350,823    237,023                    ____-
                               ----------  --------   -------           --------   --------                   -----


 End of period               $5,244,473  $2,467,741  $11,068  $14,806  $234,612   $350,823 $       $        $       $
                              ============================== ======== =========  ===================================
                                                                                                -         -       -     -
                                                                                                ==        =       ==    =


                                (1)  The Investment Division commenced operations on May
                               3, 1999.
                                (2)  The Investment Division ceased operations in
                                 December 1998.
See notes to financial statements.







VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------


                                  Safeco RST       Safeco RST         Schwab         Schwab Money
                               Equity Portfolio      Growth        MarketTrack     Market Portfolio      Schwab S&P 500
                                                    Portfolio         Growth                                Portfolio
                                                                    Portfolio II
                                  Investment       Investment      Investment     Investment Division  Investment Division
                                   Division         Division         Division
                                 1999     1998     1999    1998   1999     1998     1999      1998      1999       1998
                                 ----     ----     ----    ----   ----     ----     ----      ----      ----       ----
                                                   (1)
FROM OPERATIONS:
Net investment income (loss)   $        $        $        $      $       $        $         $         $         $
                                 50,611   46,481     (385)      -  39,416  12,867  163,146   105,134     2,596    (4,287)
Net realized gain (loss) on     121,904   12,370   (1,158)      -  17,208   2,320        -         -   381,532    56,465
investments
Net change in unrealized
appreciation (depreciation)                               _____-                  _         _
                               ----     -------  ---      -----------    ----     -----     -
in investments                  (85,448)  94,979   20,855          46,174  31,479   ____-     ____-    372,141   390,271
                                --------  -------  -------         ------- -------  ------    ------   --------  -------

Increase (decrease) in net
assets resulting from                                     _____-
                               -----    ----     ---      ------
operations                       87,067  153,830   19,312         102,798  46,666  163,146   105,134   756,269   442,449
                                 ------- --------  -------        -------- ------- --------  --------  --------  -------

FROM UNIT TRANSACTIONS:

Purchase payments                53,313   88,389       80       -   4,902   62,815  8,532,178  10,302,630  95,527   253,942

Redemptions                                          (752)      -    (772) (1,774)                     (65,853)  (54,693)
                                (16,064) (20,635)                                 (550,883) (182,390)

Net transfers                                             _____-
                               ----     ----     --       ------
                                (92,504) 539,747  204,488         (66,149) 285,802 (6,188,644)(9,371,004) 708,778  1,766,707
                                -------- -------- --------        -------- ------------------- ----------- ------- ---------

Increase (decrease) in net
assets resulting from unit                                _____-
                               ----     -----    --       ------
transactions                    (55,255) 607,501  203,816         (62,019)346,843 1,792,651  749,236   738,452  1,965,956
                                -------- -------- --------        -------------------------- --------  -------- ---------

INCREASE (DECREASE) IN NET       31,812  761,331  223,128       -  40,779 393,509 1,955,797  854,370  1,494,721  2,408,405
ASSETS

NET ASSETS:
 Beginning of period                                      ______-
                               --       -----    ----------------
                              1,135,970  374,639       -          597,289  203,780  2,581,019  1,726,649  3,264,011  855,606
                               ------------------      --         ---------------------------------------------- -------
 End of period               $1,167,782 $1,135,970 $223,128 $      $638,068 $597,289 $4,536,816 $2,581,019 $4,758,732 $3,264,011
                               ===========================================================================================
                                                               -


                                (1)  The Investment Division commenced operations on May
                               3, 1999.
                                (2)  The Investment Division ceased operations in
                                 December 1998.
See notes to financial statements.











VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
----------------------------------------------------------------------------------------------------------------------------

                                Scudder Capital  Scudder Growth &   SteinRoe Special   Strong Discovery  Strong VF Schafer
                                 Growth Fund A     Income Fund A      Venture Fund         Fund II           Value Fund
                                  Investment        Investment        Investment         Investment         Investment
                                   Division          Division           Division           Division           Division
                                 1999     1998     1999     1998     1999      1998     1999      1998     1999     1998
                                 ----     ----     ----     ----     ----      ----     ----      ----     ----     ----
                                 (1)               (1)                                                     (1)
FROM OPERATIONS:
Net investment income (loss)   $        $        $        $        $         $         $28,222  $         $ 3,008 $
                                   (412)      -      (35)       -      (758)  28,741              3,074                 -
Net realized gain (loss) on       3,855       -     (230)       -   (53,464)           (40,058)            (3,352)      -
investments                                                                  (68,775)           (56,933)
Net change in unrealized
appreciation (depreciation)             _____-            _____-                        (1,202)                   _____-
                               ---      -------  ------   -------  ----      --       --------- --       --       ------
in investments                   17,611             (371)            71,731  (39,504)            26,369    (8,252)
                                 -------            -----            ------- --------            -------   -------

Increase (decrease) in net
assets resulting fro7                   _____-            _____-                       (13,038)                   _____-
                               ---      -------  ------   -------  ----      --       --------- -        --       ------
operations                       21,054             (636)            17,509  (79,538)           (27,490)   (8,596)
                                 -------            -----            ------- --------           --------   -------

FROM UNIT TRANSACTIONS:

Purchase payments                20,621       -        -        -     3,676   11,975     2,228  128,370       200       -

Redemptions                                   -        -        -    (6,399)  (3,581)      (73)  (5,392)   (2,900)      -

Net transfers                           _____-     8,722  _____-                      (164,385)            94,833 _____-
                               ---      -------  -------- -------  -         ----     --------- -         --------------
                                 61,759                            (185,811)   6,698            (141,118)
                                 -------                           ---------   ------           ---------

Increase (decrease) in net
assets resulting from unit              _____-            _____-   (188,534)          (162,230)                   _____-
                               ---      -------  ----     -------  --------- ---      --------- -        --       ------
transactions                     82,380            8,722                      15,092            (18,140)   92,133
                                 -------           ------                     -------           --------   ------

INCREASE (DECREASE) IN NET      103,434       -    8,086        -                                          83,537       -
ASSETS                                                             (171,025) (64,446) (175,268) (45,630)

NET ASSETS:
 Beginning of period                    ______-           ______-   235,595            231,946                    ______-
                               ----------------- ----------------- --------- --        -------- --       ----------------
                                     -                -                      300,041            277,576        -
                                     --               --                     --------           --------       -
 End of period                 $103,434 $        $ 8,086  $        $ 64,570  $235,595 $ 56,678  $231,946  $83,537 $
                               ========================== ================== ================== ========= =========
                                             -                 -                                                       -
                                             ==                ==                                                      =


                                (1)  The Investment Division commenced
                               operations on May 3, 1999.
                                (2) The Investment Division ceased operations in December 1998.
See notes to financial statements.















VARIABLE ANNUITY - 1 SERIES ACCOUNT
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER  31, 1999 AND 1998
-------------------------------------------------------------------------------------------

                                                 Van Kampen American
                                                   Capital L.I.T. -
                                    Van Eck      Morgan Stanley Real     Total Variable
                                Worldwide Hard    Estate Securities    Annuity - 1 Series
                                  Assets Fund         Portfolio             Account
                                  Investment     Investment Division
                                    Division
                                                                      ---------------------
                                 1999     1998     1999      1998       1999       1998
                                 ----     ----     ----      ----       ----       ----

FROM OPERATIONS:
Net investment income (loss)   $        $        $        $      800  $         $
                                      8      553    3,502               926,576   742,667
Net realized gain (loss) on               (2,319)     130    (6,038)  1,890,741   (17,745)
investments                        (697)
Net change in unrealized
appreciation (depreciation)               (1,780)  (1,522)        49
                               ---       -------- ------------------
in investments                    3,966                               4,823,936  1,774,799
                                  ------                              -------------------

Increase (decrease) in net
assets resulting from                     (3,546)            (5,189)
                               ---       -----------      ----------
operations                        3,277             2,110             7,641,253  2,499,721
                                  ------            ------            -------------------

FROM UNIT TRANSACTIONS:

Purchase payments                     -        -      732   12,067    9,389,262
                                                                                12,776,085

Redemptions                           -        -                 -               (526,519)
                                                  (14,287)             (959,866)

Net transfers                    (1,592)      79   19,342    34,085
                                 -------      ---  ----------------
                                                                        (25,484)   31,716

Increase (decrease) in net
assets resulting from unit                                   46,152
                               --       -------------     ---------
transactions                     (1,592)      79    5,787             8,403,912  12,281,282
                                 -------      ---   ------            --------------------

INCREASE (DECREASE) IN NET        1,685   (3,467)   7,897   40,963    16,045,165 14,781,003
ASSETS

NET ASSETS:
 Beginning of period                      11,888             2,888
                               ----       ---------       --------
                                  8,421            43,851             23,819,732    9,038,729
                                  ------           -------            -------------------
 End of period                  $10,106  $ 8,421  $51,748  $43,851   $39,864,897  $23,819,732
                                ======== ======== ======== ========   =====================

                                (1)  The Investment Division commenced
                               operations on May 3, 1999.
                                (2) The Investment Division ceased operations in December 1998.
See notes to financial statements.

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.  HISTORY OF THE SERIES ACCOUNT

    The Variable Annuity - 1 Series Account of First Great-West Life & Annuity Insurance Company (the Series Account) is a separate account of First Great-West Life & Annuity Insurance Company (the Company) established under New York law. The Series Account commenced operations on January 15, 1997. The Series Account is registered with the Securities and Exchange Commission as a unit investment trust under the provisions of the Investment Company Act of 1940, as amended.

2.  significant accountING policies

    The following is a summary of significant accounting policies of the Series Account, which are in accordance with the accounting principles generally accepted in the investment company industry.

    Security Transactions - Security transactions are recorded on the trade date. Cost of investments sold is determined on the basis of identified cost.

    Dividend income is accrued as of the ex-dividend date and expenses are accrued on a daily basis.

    Security Valuation - The investments in shares of the underlying funds are valued at the closing net asset value per share as determined by the appropriate fund/portfolio at the end of each day.

    The cost of investments represents shares of the underlying funds, which were purchased by the Series Account. Purchases are made at the net asset value from net purchase payments or through reinvestment of all distributions from the Fund.

    Federal Income Taxes - The Series Account income is automatically applied to increase contract reserves. Under the existing federal income tax law, this income is not taxed to the extent that it is applied to increase reserves under a contract. The Company reserves the right to charge the Series Account for federal income taxes attributable to the Series Account if such taxes are imposed in the future.

    Net Transfers - Net transfers include transfers between investment divisions of the Series Account as well as transfers between other investment options of the Company.

3.  CHARGES UNDER THE CONTRACT

    Contract Maintenance Charge - On the last day of each contract year before the retirement date, the Company deducts from each participant account a maintenance charge of $25.

    Deductions for Variable Asset Charge - The Company deducts an amount, computed daily, from the net asset value of the Series Account investments, equal to annual rate of .85%. This charge is designed to compensate the Company for its assumption of certain mortality, death benefit and expense risks.

    Premium Taxes - The Company presently intends to pay any premium tax levied by any governmental entity as a result of the existence of the participant accounts or the Series Account.

    If the above charges prove insufficient to cover actual costs and assumed risks, the loss will be borne by the Company; conversely, if the amounts deducted prove more than sufficient, the excess will be a profit to the Company.

4.  SELECTED DATA
======================

======================
                      The following is a summary of selected data for a unit of capital and net assets of the Series Account.
======================

                                           American                                                       Dreyfus
                      Alger     Alger      Century   American   Bankers    Bankers              Berger    VIF
                      American  American   VP        Century    Trust      Trust     Baron      IPT       Capital
                      Growth    Small-Cap  Capital   VP         EAFE       Small     Capital    Small     Appreciation
                      Portfolio Portfolio  AppreciatiInternationEquity     Cap       Asset Fund Company      Fund
                                                                Index Fund Index                Growth
                                                                             Fund                 Fund
======================-----------------------------------------------------------------------------------------------

======================
Date Commenced         5/15/97   5/15/97    5/15/97   5/15/97     5/3/99    5/3/99     5/3/99    5/15/97    5/3/99
Operations
======================

======================
1999
======================
 Beginning Unit        $16.70     $13.68    $10.38     $12.25     $10.00    $10.00    $10.00     $12.99     $10.00
Value
======================          =========  ========  =========  =========  ========  ========   ========
                      ========                                                                            =========
 Ending Unit Value     $22.15     $19.45    $16.93     $19.93     $12.00    $11.65    $11.43     $24.65     $10.24
======================                               =========             ========             ========
==============================  =========  ========             =========            ========             =========
 Number of Units      230,184.38 18,224.97  4,280.50  38,390.73    202.32   2,509.50  31,570.23  83,554.33 36,666.42
Outstanding
                                                     =========             ========             ========
==============================  =========  ========             =========            ========             =========
 Net Assets (000's)    $5,098       $355       $72       $765         $2       $29      $361     $2,060       $376
                      ========  =========  ========  =========  =========  ========  ========   ========  =========

======================
1998
======================
 Beginning Unit        $11.37     $11.94    $10.70     $10.40                                    $12.86
Value
======================                               =========
                      ========  =========  ========                                             ========
 Ending Unit Value     $16.70     $13.68    $10.38     $12.25                                    $12.99
======================                               =========
                      ========  =========  ========                                             ========
 Number of Units      157,992.77 19,678.27  3,373.44  14,930.27                                  38,814.23
Outstanding
======================                               =========
==============================  =========  ========                                             ========
 Net Assets (000's)    $2,639       $269       $35       $183                                      $504
                      ========  =========  ========  =========                                  ========

======================
1997
======================
 Beginning Unit        $10.00     $10.00    $10.00     $10.00                                    $10.00
Value
======================                               =========
                      ========  =========  ========                                             ========
 Ending Unit Value     $11.37     $11.94    $10.70     $10.40                                    $12.86
======================                               =========
==============================  =========  ========                                             ========
 Number of Units      31,803.04 8,711.21      0.00   4,712.98                                   17,749.02
Outstanding
                                           ========  =========                                  ========
                      ========  =========
 Net Assets (000's)      $362       $104       $ -        $49                                      $228
==============================  =========  ========  =========                                  ========





4.  SELECTED DATA
======================

                                           Federated                      INVESCO              Janus
                       Dreyfus  Federated  Fund for             INVESCO   VIF        INVESCO   Aspen      Janus
                       VIF      American   U.S.      Federated  VIF High  Industrial VIF       Aggressive Aspen
                       Growth   Leaders    GovernmentUtility    Yield     Income     Total     Growth     Flexible
                       &         Fund II   Securities Fund II   Portfolio Portfolio  Return    Portfolio  Income
                       Income                 II                                     Portfolio            Portfolio
                         Fund
                       ---------------------------------------------------------------------------------------------

                       5/3/99    5/15/97   5/15/97   5/15/97    5/15/97   5/15/97    5/15/97    5/15/97   5/3/99
Date Commenced
Operations

1999                   $10.00    $13.60    $11.36    $13.61     $11.18      $13.35   $12.15    $16.10      $10.00
----
                                ========   =======   =======    =======   =========  =======   =======
                       =======                                                                            ========
 Beginning Unit Value  $10.71    $14.39    $11.19    $13.72     $12.10      $15.20   $11.64    $35.99       $9.96
                       =======  ========   =======   =======    =======   =========  =======   =======    ========
 Ending Unit Value   29,116.61 123,305.45 66,641.48 3,821.33  146,273.87 136,557.41 13,690.83 21,406.15  8,047.56
                       =======  ========   =======   =======    =======   =========  =======   =======    ========
 Number of Units         $312    $1,774      $746       $52     $1,770      $2,076     $159      $770         $80
Outstanding
                       =======  ========   =======   =======    =======   =========  =======   =======    ========
 Net Assets (000's)

1998                             $11.66    $10.64    $12.05     $11.11      $11.68   $11.19    $12.10
----
                                ========   =======   =======    =======   =========  =======   =======
 Beginning Unit Value            $13.60    $11.36    $13.61     $11.18      $13.35   $12.15    $16.10
                                ========   =======   =======    =======   =========  =======   =======
 Ending Unit Value            120,058.09 88,762.96 20,842.24  118,241.11 127,823.11 48,269.37 31,869.72
                                ========   =======   =======    =======   =========  =======   =======
 Number of Units                 $1,633    $1,008      $284     $1,321      $1,707     $586      $513
Outstanding
                                ========   =======   =======    =======   =========  =======   =======
 Net Assets (000's)

1997                             $10.00    $         $10.00     $10.00      $10.00   $10.00    $10.00
----
                                            10.00
                                ========   =======   =======    =======   =========  =======   =======
 Beginning Unit Value            $11.66    $10.64    $12.05     $11.11      $11.68   $11.19    $12.10
                                ========   =======   =======    =======   =========  =======   =======
 Ending Unit Value              67,881.72  32,658.92 309.83     58,930.91 66,563.10  14,507.11 9,781.52
                                ========   =======   =======    =======   =========  =======   =======
 Number of Units                   $792      $347        $4       $655        $777     $162      $118
Outstanding
                                ========   =======   =======    =======   =========  =======   =======
 Net Assets (000's)







4.  SELECTED DATA



                               Janus                                       Montgomery
                      Janus    Aspen      Janus      Lexington  Montgomery Variable                          Safeco
                      Aspen    InternationAspen      Emerging   Variable   Series:   Prudential  Safeco RST  RST
                      Growth   Growth     Worldwide  Markets    Series:    InternationaEquity      Equity    Growth
                      PortfolioPortfolio  Growth        Fund    Growth     Small-Cap  Portfolio   Portfolio  Portfolio
                                          Portfolio                Fund      Fund
                      ---------------------------------------------------------------------------=====================

Date Commenced        5/15/97   5/3/99     5/15/97   5/15/97    5/15/97    5/15/97    5/3/99     5/15/97      5/3/99
Operations

1999
 Beginning Unit        $15.09    $10.00      $13.72     $5.73     $11.95      $8.51     $10.00     $13.86      $10.00
Value
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========
 Ending Unit Value     $21.55    $17.04      $22.37    $12.97     $14.31      $8.79      $9.85     $15.02      $11.44
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========
 Number of Units      235,562.17 43,282.60  234,428.34   853.03   16,395.18      0.00       0.00   77,731.57   19,507.00
Outstanding
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========
 Net Assets (000's)    $5,076      $738      $5,244       $11       $235       $  -       $  -     $1,168        $223
                      ======== =========  ========== =========  =========  ========= ==========  =========   =========

1998
 Beginning Unit        $11.22                $10.73     $8.06     $11.71      $8.80                $11.19
Value
                      ========            ========== =========  =========  =========             =========
 Ending Unit Value     $15.09                $13.72     $5.73     $11.95     $ 8.51               $ 13.86
                      ========            ========== =========  =========  =========             =========
 Number of Units      146,172.46          179,884.07 2,582.22   29,364.46      0.00              81,951.27
Outstanding
                      ========            ========== =========  =========  =========             =========
 Net Assets (000's)    $2,206                $2,468       $15       $351         $-                $1,136
                      ========            ========== =========  =========  =========             =========
                      ========                       =========  =========  =========

1997
 Beginning Unit        $10.00                $10.00    $10.00     $10.00     $10.00                $10.00
Value
                      ========            ========== =========  =========  =========
                      ========            ========== =========  =========  =========             =========
 Ending Unit Value     $11.22                $10.73     $8.06     $11.71      $8.80                $11.19
                      ========            ========== =========  =========  =========
                      ========            ========== =========  =========  =========             =========
 Number of Units      42,289.81           87,156.01  4,677.90   20,245.76    257.15              33,470.59
Outstanding
                      ========            ========== =========  =========  =========
                      ========            ========== =========  =========  =========             =========
 Net Assets (000's)      $474                  $935       $38       $237         $2                 $ 375
                      ========            ========== =========  =========  =========             =========





4.  SELECTED DATA



                      Schwab                                                                              Van Eck
                      MarketTracSchwab                          Scudder    SteinRoe  Strong     Strong    Worldwide
                      Growth    Money      Schwab     Scudder   Growth &   Special   Discovery  VF        Hard
                      Portfolio Market     S&P 500    Capital   Income     Venture    Fund II   Schafer   Assets
                         II     Portfolio  Portfolio  Growth      Fund A     Fund               Value        Fund
                                                       Fund A                                     Fund
                      -----------------------------------------------------------------------------------------------

Date Commenced        5/15/97   5/15/97    5/15/97    5/3/99    5/3/99     5/15/97   5/15/97    5/3/99    5/15/97
Operations

1999
 Beginning Unit        $12.80     $10.69     $14.71    $10.00    $10.00      $9.07     $12.03    $10.00     $6.81
Value
                      ========  =========  =========  ========  ========   ========  =========  ========  ========
 Ending Unit Value     $15.18     $11.11     $17.57    $12.64     $9.36                $12.53     $8.64    $ 8.17
                                                                            $13.32
                      ========  =========  =========  ========  ========   ========  =========  ========  ========
 Number of Units      42,025.42 408,367.17 270,917.40 8,180.65   863.61    4,846.07  4,522.06   9,666.14  1,236.82
Outstanding
                      ========  =========  =========  ========  ========   ========  =========  ========  ========
 Net Assets (000's)      $638     $4,537     $4,759      $103        $8        $65        $57       $84       $10
                      ========  =========  =========  ========  ========   ========  =========  ========  ========

1998
 Beginning Unit        $11.42     $10.27     $11.58                                    $11.31               $9.94
Value                                                                       $11.07
                      ========  =========  =========                       ========  ===========          ========
 Ending Unit Value     $12.80     $10.69     $14.71                          $9.07     $12.03               $6.81
                      ========  =========  =========                       ========  ===========          ========
 Number of Units      46,662.83 241,333.04 221,962.56                      25,964.83 19,282.66            1,236.82
Outstanding
                      ========  =========  =========                       ========  ===========          ========
 Net Assets (000's)      $597     $2,581     $3,264                           $236       $232                  $8
                      ========  =========  =========                       ========  ===========          ========

1997
 Beginning Unit        $10.00     $10.00     $10.00                                    $10.00              $10.00
Value                                                                       $10.00
                      ========  =========  =========                       ========  ===========          ========
                      ========  =========  =========                       ========  ===========          ========
 Ending Unit Value     $11.42     $10.27     $11.58                                    $11.31              $ 9.94
                                                                            $11.07
                      ========  =========  =========                       ========  ===========          ========
                      ========  =========  =========                       ========  ===========          ========
 Number of Units      17,849.53 168,197.49 73,884.33                       27,112.37 24,541.58            1,195.62
Outstanding
                      ========  =========  =========                       ========  ===========          ========
                      ========  =========  =========                       ========  ===========          ========
 Net Assets (000's)      $204     $1,727       $856                           $300       $278                 $12
                      ========  =========  =========                       ========  ===========          ========

                                  Van Kampen American
                                    Capital L.I.T. -
                                  Morgan Stanley Real
                                   Estate Securities
                                       Portfolio
-------------------------------------------------------

----------------------------------
Date Commenced Operations               9/17/97
----------------------------------

----------------------------------
1999
----------------------------------
 Beginning Unit Value                     $ 9.33
----------------------------------
                                     ============
 Ending Unit Value                        $ 8.94
----------------------------------
                                     ============
 Number of Units Outstanding            5,789.35
----------------------------------
----------------------------------   ============
 Net Assets (000's)                          $52
                                     ============

----------------------------------
1998
----------------------------------
 Beginning Unit Value                     $10.56
----------------------------------
                                     ============
 Ending Unit Value                         $9.33
----------------------------------
                                     ============
 Number of Units Outstanding            4,699.89
----------------------------------
----------------------------------   ============
 Net Assets (000's)                          $44
                                     ============

----------------------------------
1997
----------------------------------
 Beginning Unit Value                     $10.00
----------------------------------
                                     ============
 Ending Unit Value                        $10.56
----------------------------------
----------------------------------   ============
 Number of Units Outstanding              273.65
----------------------------------   ============
 Net Assets (000's)                           $3
                                     ============

                First Great-West Life & Annuity Insurance Company
                -------------------------------------------------
                          (A wholly-owned subsidiary of
                  Great-West Life & Annuity Insurance Company)
                   -------------------------------------------

              Financial Statements for the Years Ended December 31,
                1999, 1998, and for the period from April 4, 1997
                (Inception) to December 31, 1997 and Independent
                                Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of First Great-West Life & Annuity Insurance Company:

We have  audited the  accompanying  balance  sheets of First  Great-West  Life &
Annuity  Insurance  Company (a  wholly-owned  subsidiary  of  Great-West  Life &
Annuity Insurance Company) as of December 31, 1999 and 1998, and the related statements of income, stockholder's equity, and cash flows for the years then ended and for the period from April 4, 1997 (Inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First Great-West Life & Annuity Insurance Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended and for the period from April 7, 1997 (Inception) to December 31, 1997, in conformity with generally accepted accounting principles.



January 31, 2000

                                       21
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

===================================================================================================================================
[Dollars in thousands except for share information]

ASSETS                                                                          1999                    1998
------
                                                                         --------------------    --------------------
INVESTMENTS:
  Fixed maturities:
    Held-to-maturity, at amortized cost
      (fair value $35,335 and $15,044)                                $            37,050     $            14,500
    Available-for-sale, at fair value
      (amortized cost $77,740 and $63,321)                                         74,149                  65,154
  Short-term investments, available-for-sale (cost
    approximates fair value)                                                        1,600                     699
                                                                         --------------------    --------------------
         Total Investments                                                        112,799                  80,353

Cash                                                                                5,443                     705
Reinsurance receivable                                                              1,426                     123
Deferred policy acquisition costs                                                   1,702                     381
Investment income due and accrued                                                   1,204                     695
Other assets                                                                        3,366                      19
Premiums in course of collection                                                      537
Deferred income taxes                                                               2,050                     983
Due from Parent Corporation                                                         3,302
Separate account assets                                                            39,881                  23,836
                                                                         --------------------    --------------------

         TOTAL ASSETS                                                 $           171,710     $           107,095
                                                                         ====================    ====================
LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------
POLICY BENEFIT LIABILITIES:
  Policy reserves                                                     $            93,434     $            64,320
  Policy and contract claims                                                        4,894                     125
  Policyholder funds                                                                   93
GENERAL LIABILITIES:
  Due to Parent Corporation                                                                                 2,077
  Other liabilities                                                                 2,794                      95
  Separate account liabilities                                                     39,881                  23,836
                                                                         --------------------    --------------------

         Total Liabilities                                                        141,096                  90,453
                                                                         --------------------    --------------------
COMMITMENTS AND CONTINGENCIES
-----------------------------
STOCKHOLDER'S EQUITY:
  Common stock, $1,000 par value, 10,000 shares
    authorized, 2,500 shares issued, and outstanding                                2,500                   2,500
  Additional paid-in capital                                                       28,600                  12,600
  Accumulated other comprehensive income (loss)                                    (2,334)                    717
  Retained earnings                                                                 1,848                     825
                                                                         --------------------    --------------------
         Total Stockholder's Equity                                                30,614                  16,642
                                                                         --------------------    --------------------
         TOTAL LIABILITIES AND
         STOCKHOLDER'S EQUITY                                         $           171,710     $           107,095
                                                                         ====================    ====================

See notes to financial statements.


FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THE

=================================================================================================================================
PERIOD  FROM  APRIL 4,  1997  (INCEPTION)  TO  DECEMBER  31,  1997  [Dollars  in
thousands]

                                                                 1999                 1998                1997
                                                            ----------------    -----------------   -----------------
REVENUES:
  Premiums and fee income                                $         9,836     $             78     $           21
  Net investment income                                            6,278                3,367                243
  Net realized gains (losses) on investments                          (6)                  74
                                                            ----------------    -----------------   -----------------

                                                                  16,108                3,519                264
                                                            ----------------    -----------------   -----------------
BENEFITS AND EXPENSES:
  Life and other policy benefits                                   4,391                   50
  Increase in reserves                                             4,003
  Interest paid or credited to
   Contractholders                                                 4,584                1,687
  General and administrative expenses                              1,466                  387                213
                                                            ----------------    -----------------   -----------------

                                                                  14,444                2,124                213
                                                            ----------------    -----------------   -----------------

INCOME BEFORE INCOME TAXES                                         1,664                1,395                 51

PROVISION FOR INCOME TAXES:
  Current                                                             65                1,920                 71
  Deferred                                                           576               (1,317)               (53)
                                                            ----------------    -----------------   -----------------

                                                                     641                  603                 18
                                                            ----------------    -----------------   -----------------

NET INCOME                                               $         1,023     $            792     $           33
                                                            ================    =================   =================














See notes to financial statements.


FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                                                                                       Accumulated
                                                                       Additional         Other
                                                                        Paid-in       Comprehensive       Retained
                                           Shares         Amount        Capital       Income (Loss)       Earnings        Total
                                        -------------  -------------  -------------   ---------------   -------------  -------------

Capital contributions                        2,500   $      2,500   $      4,000   $                 $               $      6,500
  Net income                                                                                                    33             33
  Other comprehensive income                                                                   5                                5
                                                                                                                       -------------
Comprehensive income                                                                                                           38
                                        -------------  -------------  -------------   ---------------   -------------  -------------

BALANCE, DECEMBER 31, 1997                   2,500          2,500          4,000               5                33          6,538
    Net income                                                                                                 792            792
    Other comprehensive income                                                               712                              712
                                                                                                                       -------------
  Comprehensive income                                                                                                      1,504
                                                                                                                       -------------
  Capital contribution                                                     8,600                                            8,600
                                        -------------  -------------  -------------   ---------------   -------------  -------------

BALANCE, DECEMBER 31, 1998                   2,500          2,500         12,600             717               825         16,642
    Net income                                                                                               1,023          1,023
    Other comprehensive income                                                            (3,051)                          (3,051)
(loss)
                                                                                                                       -------------
  Comprehensive income (loss)                                                                                              (2,028)
                                                                                                                       -------------
  Capital contribution                                                    16,000                                           16,000
                                        -------------  -------------  -------------   ---------------   -------------  -------------

BALANCE, DECEMBER 31, 1999                   2,500   $      2,500   $     28,600   $      (2,334)    $       1,848   $     30,614
                                        =============  =============  =============   ===============   =============  =============





See notes to financial statements.


FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THE PERIOD

===================================================================================================================================
FROM APRIL 4, 1997 (INCEPTION) TO DECEMBER 31, 1997
[Dollars in thousands]

                                                                       1999             1998              1997
                                                                   --------------   --------------    --------------
OPERATING ACTIVITIES:

  Net income                                                    $       1,023     $        792     $          33
  Adjustments to reconcile net income to net cash
    Provided by operating activities
      Amortization of investments                                          59               12               (19)
      Realized losses (gains) on sale of investments                        6              (74)
      Deferred income taxes                                               576           (1,317)              (53)
  Changes in assets and liabilities:
      Accrued interest and other receivables                           (1,046)            (671)              (24)
      Policy benefit liabilities                                       13,389            1,859
      Reinsurance receivable                                           (1,303)            (123)
      Other, net                                                       (1,145)          (1,361)              326
                                                                   --------------   --------------    --------------
        Net cash (used in) provided
          by operating activities                                      11,559             (883)              263
                                                                   --------------   --------------    --------------

INVESTING ACTIVITIES:

Proceeds from sales, maturities, and redemptions of investments:
  Fixed maturities:
    Held-to-maturity                                                      447
    Available-for-sale                                                 15,683           73,340

Purchases of investments:
  Fixed maturities:
    Held-to-maturity                                                  (23,000)         (14,500)
    Available-for-sale                                                (31,066)        (131,924)           (5,354)
                                                                   --------------   --------------    --------------
        Net cash used in investing activities                         (37,936)         (73,084)           (5,354)
                                                                   --------------   --------------    --------------










See notes to financial statements.


FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THE PERIOD

====================================================================================================================================
FROM APRIL 4, 1997 (INCEPTION) TO DECEMBER 31, 1997
[Dollars in thousands]


                                                                       1999             1998              1997
                                                                   --------------   --------------    --------------
FINANCING ACTIVITIES:

  Contract deposits, net of withdrawals                                20,494           62,502                84
  Due to Parent Corporation                                            (5,379)           1,922               155
  Capital contributions                                                16,000            8,600             6,500
                                                                   --------------   --------------    --------------
        Net cash provided by financing activities                      31,115           73,024             6,739
                                                                   --------------   --------------    --------------

NET (DECREASE) INCREASE IN CASH                                         4,738             (943)            1,648

CASH, BEGINNING OF PERIOD                                                 705            1,648                 0
                                                                   --------------   --------------    --------------

CASH, END OF PERIOD                                             $       5,443     $        705     $       1,648
                                                                   ==============   ==============    ==============

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
  Cash paid (received) during the year for:
    Income taxes                                                $      (1,073)    $      2,390     $           0




















See notes to financial statements.


FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND THE PERIOD

================================================================================
FROM APRIL 4, 1997 (INCEPTION) TO DECEMBER 31, 1997 [Dollars in thousands except for share information]

1.       ORGANIZATION

         Organization - First Great-West Life & Annuity Insurance Company (the Company) is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (the Parent Corporation). The Company was incorporated as a stock life insurance company in the State of New York and was capitalized on April 4, 1997, through a $6,000 cash investment from the Parent Corporation for 2,000 shares of common stock. On December 29, 1997, the Company issued an additional 500 shares of common stock to the Parent Corporation for $500. The Company was licensed as an insurance company in the State of New York on May 28, 1997. The Company does business in New York through two business segments.

         Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Cash - Cash includes only amounts in demand deposit accounts.

         Investments - Management determines the classification of fixed maturities at the time of purchase. Fixed maturities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost unless fair value is less than cost and the decline is deemed to be other than temporary, in which case they are written down to fair value and a new cost basis is established.

         Fixed maturities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the net unrealized gains and losses reported as accumulated other comprehensive income (loss) in stockholder's equity.

         The amortized cost of fixed maturities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts using the effective interest method over the estimated life of the related bonds. Such amortization is included in net investment income. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains (losses) on investments.

         Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available-for-sale and amortized cost approximates fair value.

         Deferred Policy Acquisition Costs - Policy acquisition costs, which primarily consist of sales commissions related to the production of new and renewal business, have been deferred to the extent recoverable. Deferred costs associated with the annuity products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. Deferred costs associated with traditional life insurance are amortized over the premium paying period of the related policies in proportion to premium revenues recognized. Amortization of deferred policy acquisition costs was $112, $0, and $0 in 1999, 1998, and 1997, respectively.

         Separate Accounts - Separate account assets and related liabilities are carried at fair value. The Company's separate accounts invest in shares of various external mutual funds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and, therefore, are not included in the Company's statements of income. Revenues to the Company from the separate accounts consist of contract maintenance fees, administration fees, and mortality and expense risk charges.

         Due to/from Parent Corporation - Due to/from Parent Corporation includes amounts due on demand.

         Policy Reserves - Life insurance reserves of $93,315 and $64,228 at December 31, 1999 and 1998 are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses, and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies of $119 and $92 are carried at contractholders' account value at December 31, 1999 and 1998, respectively.

         Reinsurance - Policy reserves ceded to other insurance companies are carried as a reinsurance receivable on the balance sheet. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

         Policy  and  Contract  Claims  - Policy  and  contract  claims  include provisions for reported life and health claims in process of settlement, valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred and unreported based primarily on prior experience of the Company.

         Recognition of Premium Income and Expenses - Life insurance premiums are recognized when due. Revenues for annuity and other contracts without significant life contingencies are recognized as received. They consist of contract charges for the cost of insurance, contract administration, and surrender fees that have been assessed against the contract account balance during the period. Fee income is derived primarily from assets under management, consisting of contract maintenance fees, administration fees and mortality and expense risk charges, and is recognized when due. Benefits and expenses on policies with life contingencies impact income by means of the provision for future policy benefit reserves, resulting in recognition of profits over the life of the contracts.

         Income Taxes - Income taxes are recorded using the asset and liability approach, which requires, among other provisions, the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered.

         Regulatory Requirements - In accordance with the requirements of the State of New York, the Company must demonstrate adequate capital. At December 31, 1999, the Company was in compliance with the requirement.

         The Company is also required to maintain an investment deposit in the amount of $5,000 in cash or investment certificates with the New York Insurance Commissioner for the protection of policyholders in the event the Company is unable to satisfactorily meet its contractual obligations. A United States Treasury obligation, whose cost approximates market value, was designated to meet this requirement at December 31, 1999.

3.       RELATED-PARTY TRANSACTIONS

         The Company and the Parent Corporation have service agreements whereby the Parent Corporation administers, distributes, and underwrites business for the Company and administers the Company's investment portfolio and the Company provides certain services for the Parent Corporation. The amounts recorded are based upon management's best estimate of actual costs incurred and resources expended based upon number of policies and/or certificates in force. These transactions are summarized as follows:

                                                                                   Years Ended
                                                                                  December 31,
                                                                   --------------------------------------------
                                                                      1999            1998            1997
         ======================================================    ------------    ------------    ------------
         Investment management expense
         ======================================================
           (included in net investment income)                  $         96    $         47    $          4
         ======================================================
         Administrative services
         ======================================================
           (included in operating expenses)                              (28)            (48)            (15)
         ======================================================

================================================================================
         The Company and the Parent Corporation have an agreement whereby the Parent Corporation provides certain financial support related to maintaining adequate regulatory surplus and liquidity.

4.       REINSURANCE

         In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains 100% of the first $50 of coverage per individual life and has a maximum retention of $250 per individual life. Life insurance policies are first reinsured to the Parent Corporation up to a maximum of $1,250 of coverage per individual life. Any excess amount is reinsured to a third party.

         Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1999 and 1998, the reinsurance receivable had a carrying value of $1,426 and $123, respectively.

         Total reinsurance premiums ceded to the Parent Corporation in 1999, 1998, and 1997 were $43, $61, and $0, respectively.

         On December 1, 1999, the Company entered into an assumption reinsurance agreement with Anthem Health & Life Insurance Company of New York (AH&L
         NY), to acquire a block of life and health insurance business. The Company also agreed to the assignment of a coinsurance agreement between the Parent and AH&L NY on certain policies that would not be transferred to the Company via assumption reinsurance. The business primarily consists of administration services only and stop loss policies. The Company assumed $7,904 of policy reserves and miscellaneous assets and liabilities in exchange for equal consideration from AH&L NY and the Parent.

         The following schedule details life insurance in force and life and accident/health premiums:

                                                         Ceded          Assumed                         Percentage
                                                     Primarily to      Primarily                        of Amount
                                      Gross            the Other       from Other          Net           Assumed
                                      Amount           Companies       Companies         Amount           to Net
                                  ---------------   ----------------  -------------  ----------------  -------------
         December 31, 1999:
           Life insurance in force:
             Individual        $        329,346  $        125,222   $     173,773  $       377,897        46.0%
             Group                    1,075,000                                          1,075,000         0.0%
                                  ---------------   ----------------  -------------  ----------------
                  Total        $      1,404,346  $        125,222   $     173,773  $     1,452,897
                                  ===============   ================  =============  ================

           Premium Income:
             Life insurance    $            685  $             57   $          93  $           721        12.9%
             Accident/health              9,471             1,064              23            8,430         0.3%
                                  ---------------   ----------------  -------------  ----------------
                  Total        $         10,156  $          1,121   $         116  $         9,151
                                  ===============   ================  =============  ================

         December 31, 1998:
           Life insurance in force:
             Individual        $        251,792  $        173,773   $              $        78,019         0.0%
             Group                                                                                         0.0%
                                  ---------------   ----------------  -------------  ----------------
                  Total        $        251,792  $        173,773   $              $        78,019
                                  ===============   ================  =============  ================

           Premium Income:
             Life insurance    $                 $                  $              $                       0.0%
             Accident/health                                   61                                          0.0%
                                  ---------------   ----------------  -------------  ----------------
                  Total        $                 $             61   $              $           (61)
                                  ===============   ================  =============  ================




5.       SUMMARY OF INVESTMENTS

         Fixed maturities owned at December 31, 1999 are summarized as follows:

                                                            Gross           Gross        Estimated
                                          Amortized      Unrealized      Unrealized        Fair          Carrying
                                             Cost           Gains          Losses          Value           Value
                                          -----------    ------------    ------------   ------------    ------------
          Held-to-Maturity:
            Corporate bonds            $     30,050   $               $      1,717    $    28,333    $     30,050
            Public utilities                  7,000              2                          7,002           7,000
                                          -----------    ------------    ------------   ------------    ------------
                                       $     37,050   $          2    $      1,717    $    35,335    $     37,050
                                          ===========    ============    ============   ============    ============
          Available-for-Sale:
           U.S. Treasury Securities
            and obligations of U.S.
            Government Agencies:
             Collateralized mortgage
              obligations              $     17,918   $               $        630    $    17,288    $     17,288
             Other                            4,999                              5          4,994           4,994
           Collateralized mortgage
              obligations                    19,952                          1,371         18,581          18,581
           Corporate bonds                   34,871                          1,585         33,286          33,286
                                          -----------    ------------    ------------   ------------    ------------
                                       $     77,740   $               $      3,591    $    74,149    $     74,149
                                          ===========    ============    ============   ============    ============

         Fixed maturities owned at December 31, 1998 are summarized as follows:

                                                            Gross           Gross        Estimated
                                          Amortized      Unrealized      Unrealized        Fair          Carrying
                                             Cost           Gains          Losses          Value           Value
                                          -----------    ------------    ------------   ------------    ------------
          Held-to-Maturity:
            Corporate bonds            $     14,500   $        544    $               $    15,044    $     14,500
                                          -----------    ------------    ------------   ------------    ------------
                                       $     14,500   $        544    $               $    15,044    $     14,500
                                          ===========    ============    ============   ============    ============
          Available-for-Sale:
           U.S. Treasury Securities
            and obligations of U.S.
            Government Agencies:
             Collateralized mortgage
               obligations             $     17,963   $      1,063    $               $    19,026    $     19,026
             Other                            4,999             59                          5,058           5,058
           Collateralized mortgage
               obligations                   19,956            331                         20,287          20,287
           Corporate bonds                   20,403            380                         20,783          20,783
                                          -----------    ------------    ------------   ------------    ------------
                                       $     63,321   $      1,833    $               $    65,154    $     65,154
                                          ===========    ============    ============   ============    ============

The collateralized mortgage obligations consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities is adjusted by such prepayments.

         See Note 6 for additional information on policies regarding estimated fair value of fixed maturities.

         The amortized cost and estimated fair value of fixed maturity investments at December 31, 1999, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             Held-to-Maturity               Available-for-Sale
                                                        ----------------------------    ----------------------------
                                                         Amortized       Estimated       Amortized       Estimated
                                                           Cost         Fair Value         Cost         Fair Value
                                                        ------------    ------------    ------------    ------------
          Due in one year or less                    $         260   $         247   $       4,999   $       4,994
          Due after one year through five years              1,952           1,851
          Due after five years through ten years            15,770          15,233          15,007          13,982
          Due after ten years                                7,302           6,817          10,000           9,920
          Mortgage-backed securities                                                        37,870          35,869
          Asset-backed securities                           11,766          11,187           9,864           9,384
                                                        ------------    ------------    ------------    ------------
                                                     $      37,050   $      35,335   $      77,740   $      74,149
                                                        ============    ============    ============    ============

         Proceeds from sales of securities available-for-sale were $15,158, $68,109, and $0 during 1999, 1998, and 1997, respectively. The realized gains on such sales totaled $15, $201, and $0 for 1999, 1998, and 1997, respectively. The realized losses totaled $21, $127, and $0 for 1999, 1998, and 1997, respectively.

6.       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                               December 31,
                                                        ------------------------------------------------------------
                                                                   1999                            1998
                                                        ----------------------------    ----------------------------
                                                         Carrying        Estimated       Carrying        Estimated
                                                          Amount        Fair Value        Amount        Fair Value
                                                        ------------    ------------    ------------    ------------
          ASSETS:
            Fixed maturities and short-term
              Investments                            $     112,799   $     111,084   $      80,353   $      80,897
          LIABILITIES:
            Annuity contract reserves without
              life contingencies                               119             119              92              92

         The estimated fair value of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgement is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

         The estimated fair value of fixed maturities that are publicly traded are obtained from an independent pricing service. To determine fair value for fixed maturities not actively traded, the Company utilized discounted cash flows calculated at current market rates on investments of similar quality and term.

         The fair value of annuity contract reserves without life contingencies are estimated by discounting the cash flows to maturity of the contracts, utilizing current credited rates for similar products.

         The carrying amounts for receivables and liabilities reported in the balance sheet approximate fair value due to their short term nature.

7.       FEDERAL INCOME TAXES

         The following is a reconciliation between the federal income tax rate and the Company's effective rate:

                                                             1999              1998              1997
                                                         -------------     -------------     -------------
          Federal tax rate                                    35.0     %        35.0     %        35.0     %
          Change in tax rate resulting from:
                   State taxes                                 4.6               6.8
                   Other                                      (1.1)              1.4
                                                         -------------     -------------     -------------
          Total                                               38.5     %        43.2     %        35.0     %
                                                         =============     =============     =============

         Temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 1999, and 1998 are as follows:

                                                          1999                        1998
                                                 ------------------------    ------------------------

                                                 Deferred      Deferred      Deferred      Deferred
                                                    Tax           Tax           Tax           Tax
                                                   Asset       Liability       Asset       Liability
                                                 ----------    ----------    ----------    ----------
         Policy reserves                       $      128   $             $             $       175
         Deferred policy
           Acquisition costs                                        596                         134
         Deferred acquisition
           cost proxy tax                           1,312                       1,720
         Investment assets                          1,254                                       642
         State taxes                                                 48           214
                                                 ----------    ----------    ----------    ----------
         Total deferred taxes                  $    2,694   $       644   $     1,934   $       951
                                                 ==========    ==========    ==========    ==========

         Amounts related to investment assets above include $(1,256) and $642 related to the unrealized gains (losses) on the Company's fixed maturities available-for-sale at December 31, 1999, and 1998, respectively. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized.

         The Company and its Parent have entered into an income tax allocation agreement whereby the Parent could file a consolidated federal income tax return. Under the agreement the Company is responsible for and will receive the benefits of any income tax liability or benefit computed on a separate basis. In 1999, the Company will file on a consolidated basis with its Parent.

8.       COMPREHENSIVE INCOME

         Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". This Statement establishes new rules for reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholder's equity. This Statement requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholder's equity, to be included in other comprehensive income (loss).

         Other comprehensive income (loss) at December 31, 1999 is summarized as follows:

                                                                                    Tax
                                                             Before-Tax          (Expense)           Net-of-Tax
                                                               Amount            or Benefit            Amount
                                                          -----------------   -----------------    ----------------
         Unrealized gains on securities:
           Unrealized holding gains
             Arising during the period                 $          (5,425)   $          1,900    $          (3,525)
                                                          -----------------   -----------------    ----------------
           Net unrealized gains                                   (5,425)              1,900               (3,525)
         Reserve and DAC adjustment                                  729                (255)                 474
                                                          -----------------   -----------------    ----------------
         Other comprehensive income (loss)             $          (4,696)   $          1,645    $          (3,051)
                                                          =================   =================    ================

         Other comprehensive income at December 31, 1998 is summarized as follows:

                                                                                    Tax
                                                             Before-Tax          (Expense)           Net-of-Tax
                                                               Amount            or Benefit            Amount
                                                          -----------------   -----------------    ----------------
         Unrealized gains on securities:
           Unrealized holding gains
             Arising during the period                 $           1,826    $           (639)   $           1,187
                                                          -----------------   -----------------    ----------------
           Net unrealized gains                                    1,826                (639)               1,187
         Reserve and DAC adjustment                                 (730)                255                 (475)
                                                          -----------------   -----------------    ----------------
         Other comprehensive income                    $           1,096    $           (384)   $             712
                                                          =================   =================    ================

         Other comprehensive income at December 31, 1997 is summarized as follows:

                                                                                    Tax
                                                             Before-Tax          (Expense)           Net-of-Tax
                                                               Amount            or Benefit            Amount
                                                          -----------------   -----------------    ----------------
         Unrealized gains on securities:
           Unrealized holding gains
             Arising during the period                 $               8    $             (3)   $               5
                                                          -----------------   -----------------    ----------------
           Net unrealized gains                                        8                  (3)                   5
                                                          -----------------   -----------------    ----------------
         Other comprehensive income                    $               8    $             (3)   $               5
                                                          =================   =================    ================



9.       SEGMENT INFORMATION

         During 1999, the Company had two reportable segments: Employee Benefits and Financial Services. During 1998 and 1997, the Company had only one reportable segment, Financial Services. The Employee Benefits segment markets group life and health and 401(k) products to small and mid-sized corporate employers. The Financial Services segment primarily markets products to public and not-for-profit employers and individuals and offers life insurance products to individuals and businesses. In both 1998 and 1999, large dollar bank-owned life insurance policies were sold to a limited number of customers. Accordingly, these transactions account for the majority of the investment assets and reserves, and significantly impact the results of operations, of this segment.

         The accounting policies of the segments are the same as those described in Note 2. The Company evaluates performance based on profit or loss from operations after income taxes.

         The Company's reportable segments are strategic business units that offer different products and services. They are managed separately, as each segment has unique distribution channels.

         The Company's operations are not materially dependent on one or a few customers, brokers, or agents.

         Summarized segment financial information for the year ended and as of December 31, 1999 was as follows:

         Operations:                                          Employee           Financial              Total
                                                              Benefits            Services              U.S.
                                                          -----------------   -----------------    ----------------
         Revenue:
           Premium and fee income                      $           9,625    $            211    $           9,836
           Net investment income                                                       6,278                6,278
           Realized investment gains (losses)                                             (6)                  (6)
                                                          -----------------   -----------------    ----------------
         Total revenue                                             9,625               6,483               16,108
         Benefits and Expenses:
           Benefits                                                8,378               4,600               12,978
           Operating expenses                                        505                 961                1,466
                                                          -----------------   -----------------    ----------------
         Total benefits and expenses                               8,883               5,561               14,444

         Net operating income before
           Income taxes                                              741                 923                1,664
         Income taxes                                                295                 346                  641
                                                          -----------------   -----------------    ----------------
         Net income                                    $             446    $            577    $           1,023
                                                          =================   =================    ================

         Assets:                                              Employee           Financial              Total
                                                              Benefits            Services              U.S.
                                                          -----------------   -----------------    ----------------
         Investment assets                             $                    $        112,799    $         112,799
         Other assets                                              7,851              11,179               19,030
         Separate account assets                                                      39,881               39,881
                                                          -----------------   -----------------    ----------------
         Total assets                                  $           7,851    $        163,859    $         171,710
                                                          =================   =================    ================



10.      COMMITMENTS AND CONTINGENCIES

On October 6, 1999, the Parent entered into a purchase and sale agreement (the Agreement) with First Allmerica Financial Corporation (Allmerica) to acquire, via assumption reinsurance, Allmerica's group life and health insurance business on March 1, 2000. The policies resident in the State of New York have been assigned to the Company as part of the Agreement. This business primarily consists of administrative services only and stop loss policies. The in-force business will be immediately coinsured back to Allmerica and is expected to be underwritten and retained by the Company upon each policy renewal date. The purchase price, as defined in the Agreement, will be based on a percentage of the amount in-force at March 1, 2000 contingent on the persistency of the block of business through March 2001. The Company anticipates the purchase price to be approximately $3,000 of which $2,000 will be due on March 1, 2000 with the remaining amount due on March 1, 2001.

11.      DIVIDEND RESTRICTIONS

         The Company's net income and capital and surplus, as determined in accordance with statutory accounting principles and practices for December 31 are as follows (unaudited):

                                                                  1999              1998              1997
         ==================================================   --------------    --------------    --------------
                                   (Unaudited)
         ==================================================
         Net income (loss)                                  $     1,407      $     (2,182)     $        (19)
         ==================================================
         Capital and surplus                                     29,494            12,808             6,469
         ==================================================

         As an insurance company domiciled in the State of New York, the Company is required to maintain a minimum of $6,000 of capital and surplus. In addition, the maximum amount of dividends, which can be paid to stockholders, is subject to restrictions relating to statutory surplus and statutory adjusted net investment income. The Company should be able to pay dividends of $2,949 in 2000. The Company paid no dividends in 1999 and 1998. Dividends are paid as determined by the Board of Directors.

                                                     SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant the Registrant certifies that it meets the requirements for effectiveness under Rules 485(b) and has duly caused this Post-Effective Amendment No. 4 to its Registration Statement on Form N-4 to be signed on its behalf, in the City of Englewood, State of Colorado, on this 25th day of February , 2000.

                                               VARIABLE ANNUITY-1 SERIES ACCOUNT
                                                                    (Registrant)



                                                     By: /s/ William T. McCallum
                                                  William T. McCallum, President
                                                  and Chief Executive Officer of
                                                        First Great-West Life &
                                                       Annuity Insurance Company


                                                 FIRST GREAT-WEST LIFE & ANNUITY
                                                               INSURANCE COMPANY
                                                                     (Depositor)



                                                    By: /s/ William T. McCallum
                                                  William T. McCallum, President
                                                     and Chief Executive Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with First Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title                                         Date



s/ Robert Gratton*                                        2/25  , 2000
------------------------------------                     -------
Director and Chairman of the
Board (Robert Gratton)



/s/ William T. McCallum                                   2/25  , 2000
------------------------------------                     -------
Director, President and Chief Executive
Officer (William T. McCallum)

Signature and Title                                         Date




/s/ M.T.G. Graye                                          2/25  , 2000
-------------------------------------                     ------
Senior Vice President, Chief
Financial Officer(M.T.G. Graye)



/s/ Marcia D. Alazraki*                                    2/25  , 2000
-------------------------------------                     -------
Director, (Marcia D. Alazraki)



/s/ James Balog*                                           2/25  , 2000
-------------------------------------                     -------
Director, (James Balog)



/s/ James W. Burns*                                        2/25  , 2000
-------------------------------------                     -------
Director, (James W. Burns)



/s/ Paul Desmarais, Jr.*                                   2/25  , 2000
-------------------------------------                     -------
Director (Paul Desmarais, Jr.)



/s/ N. Berne Hart*                                         2/25  , 2000
-------------------------------------                     -------
Director (N. Berne Hart)



/s/ Stuart Z. Katz*                                       2/25  , 2000
-------------------------------------                    -------
Director (Stuart Z. Katz)



/s/ Brian E. Walsh*                                        2/25  , 2000
--------------------------------------                    -------
Director (Brian E. Walsh)



*By:     /s/ D.C. Lennox                                   2/25  , 2000
         -------------------------------                  -------
         D. C. Lennox
         Attorney-in-fact   pursuant  to  Powers  of  Attorney  filed  with  the
Registration Statement.